Exhibit 99.2

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, Ontario, Canada M9B 6C7	Tel: 416-640-0400 Fax: 416-640-0412 www.northcore.com

NORTHCORE TECHNOLOGIES INC. ANNUAL REPORT 2007

PROFILE

Northcore Technologies Inc. (“Northcore” or the “Company”) provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.  Our integrated offerings are designed for organizations in the financial services, manufacturing, oil and gas, and government sectors to:

•	Streamline the sourcing and procurement of critical assets, while reducing purchasing costs;
•	Track the location of assets, ensuring improved asset utilization and redeployment of idle equipment;
•	Manage the inventory of materials more effectively, resulting in reduced purchasing costs, improved access to key supplies, and easier transfer of materials to where they are needed; and
•	Accelerate the sale of surplus assets while generating higher yields.

Some of our current customers include GE Commercial Finance, Paramount Resources, The Brick and Trilogy Energy Trust.

Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with GE Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”).  Together, the companies work with leading organizations around the world to help them gain more value from and more control over their assets.  GE Asset Manager customers include Kraft Foods Inc., GE Infrastructure and The Toro Company.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

Additional information about Northcore can be obtained at www.northcore.com.

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2007 OPERATING AND FINANCIAL HIGHLIGHTS

Key milestones achieved by Northcore in 2007:

•	Completed first full year of operations as Northcore Technologies Inc.

•	Generated revenues of $1.17 million for the year, a growth of nine percent over 2006 results.

•	Improved EDBITA loss performance in 2007 by 10 percent over 2006.

•	Secured approximately $1.65 million of gross proceeds through a rights offering to eligible shareholders.

•	Implemented a management change, appointing Duncan Copeland as CEO and Jim Moskos as COO.

•
Signed a master professional services agreement with a Fortune 500 strategic partner.  The agreement is designed to streamline the process in which Northcore delivers future technology and application development services to all of the customer’s businesses.

•	Expanded relations with a number of existing customers, including GE Capital Solutions and Paramount Resources.

•
Signed agreements with organizations representing the government, financial services, manufacturing and retail sectors, including:  Newfoundland and Labrador Housing Corporation, The Brick, The School Board of Broward County (Florida), and The State of Tennessee.

•	Through its joint venture, GE Asset Manager LLC, launched an online marketing and sales platform to remarket off-lease and pre-owned equipment for The Toro Company.

•	Through its joint venture with GE, completed a number of sales and marketing events through the online sales platform geasset.com.

•	Introduced new enhancements to Asset Tracker, the web-based asset tracking application of its joint venture with GE. The enhancements enable customers to simplify the search for assets and equipment.

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MESSAGE TO SHAREHOLDERS

Northcore underwent a number of significant developments in 2007.   These changes were designed to solidify our financial position, improve our relationships with key customers and partners, and accelerate out strategic goals.  And based on our results, we saw some progress on a number of fronts - but we expect more in the periods and years to come.

MAJOR DEVELOPMENTS

A key success for the company in 2007 was the completion of a rights offering to eligible shareholders.  The rights offering raised $1.65 million in new capital.  The funds have been earmarked to support the continued rollout of our joint venture with GE and ongoing operational activities.

Another important development for the company involved a management reorganization.  In July, I was named Chief Executive Officer by our Board of Directors, assuming responsibilities for the company’s strategic direction and acting as chief spokesperson on corporate and investor activities.   As part of the same reorganization, Jim Moskos was appointed Chief Operating Officer, becoming responsible for all aspects of the company’s ongoing activities, including the continued development of GE Asset Manager, LLC.  This management change was embraced by our key customers, partners and the investment community.

STRATEGIC FOCUS

Related to these major developments, we saw a broadening of our strategic focus.  While a significant amount of our effort continues to be allocated to supporting the business development and customer activities of GE’s Asset Manager, we have increasingly expanded our ability to deliver custom application development solutions for our clients.  These projects, which leverage our technology skills and asset management experience, provide us the opportunity to grow our roster of clients while improving our relationships with existing customers.  To that end, we completed a number of technology projects for our customers such as The Brick, and we signed a master professional services agreement with a leading, Fortune 500 company.  This noteworthy agreement is effective for two years and allows us to streamline the process for delivering technology and application services to all of our customer’s businesses.

OPERATIONAL PROGRESS

In spite of the significant effort we allocated to internal and fund-raising activities, we saw some progress to our financial results.  In fact, we grew our revenues in the fourth quarter of 2007 by 24 percent over our results in the third quarter of the year.   For the full year ended 2007, we grew our revenue by nine percent over our performance in 2006.  These improvements occurred even as the Canadian dollar surged considerably throughout year and the royalties from our relationship with ADB Systemer were considerably smaller than we anticipated.

Our increase in revenues was met with a reduction in expenses in 2007.  As a result, we improved our EBITDA (earnings before interest, taxes, depreciation, amortization, employee stock options and discontinued operations) loss by almost $200,000 year over year.  This bottom-line improvement will accelerate once our sales and revenue targets, particularly from our joint venture activities, are realized.

OUTLOOK

Clearly, we have improvements to make in terms of our earnings performance, financial stability and share price, but I am still very excited about our future for a number of reasons.

Our relationship with GE continues to grow. In fact, Northcore is becoming more integral to their operational and customer activities, particularly as we develop and host a series of applications for them.

Equally important, new client opportunities for our joint venture are emerging that will allow us to add blue chip companies to our current stable of customers that includes Kraft Foods, the Toro Company and GE Infrastructure.

Finally, our relationships with other customers such as Paramount and The Brick are strong.  These customer experiences will help as we expand our sales efforts to new sectors.

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Combined, these foundations provide us with tremendous potential for growth in 2008.

On behalf of our directors, senior management and all Northcore employees, I want to thank all of our shareholders for their ongoing support.

Yours truly,

Duncan Copeland,
CEO
Northcore Technologies Inc.

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Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 19, 2008.

OVERVIEW

Northcore Technologies Inc. (“Northcore” or the “Company”) provides web-based solutions and custom application services that help customers manage their assets and capital equipment.  Our integrated offerings are designed to:

•	Streamline the sourcing and procurement of critical assets, while reducing purchasing costs;
•	Track the location of assets, ensuring improved asset utilization and redeployment of idle equipment;
•	Manage the inventory of materials more effectively, resulting in reduced purchasing costs, improved access to key supplies, and easier transfer of materials to where they are needed; and
•	Accelerate the sale of surplus assets while generating higher yields.

We work with organizations in the financial services, manufacturing, oil and gas, and government sectors.  Some of our current customers include GE Commercial Finance, Paramount Resources, The Brick and Trilogy Energy Trust among others.

Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with the GE Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”).  Together, the companies work with leading organizations around the world to help them gain more value from and more control of their assets.  GE Asset Manager customers and users include Kraft Foods Inc., GE Infrastructure, and The Toro Company.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in Canadian dollars.  Unless otherwise indicated, all disclosures in this management discussion and analysis are presented in accordance with such principles and currency.

DEVELOPMENTS IN 2007

Northcore completed a number of customer and operational activities throughout the course of 2007.  These activities were designed to accelerate revenue opportunities, solidify our financial position, and strengthen our abilities to work with our customers and partners.

Operations
Of note, Northcore:

•	Announced a management change, naming Duncan Copeland as Chief Executive Officer and James Moskos as Chief Operating Officer. The management change took effect July 12, 2007.
•	Generated gross proceeds of $1.65 million through a rights offering to eligible shareholders.
•
Completed a private placement, issuing a new Series K subordinated notes with a face amount of $1.36 million to existing holders of Series G Notes.   In addition, Northcore completed a private placement issuance of 2.99 million common shares in consideration of the $449,000 Series G accrued interest debt.

•
The Company entered into an agreement with the debt holders in December 2007 to repay the accrued interest of $60,000 in cash in January 2008 and the principal of $170,000 over a two year term at an interest rate of 11 percent, in blended interest and principal quarterly payments of $24,000.

Customer Activities
Northcore devoted considerable effort in 2007 to growing our customer base and building long-term relationships with existing clients.  Our customers take advantage of Northcore’s suite of asset management software solutions and custom applications to introduce process improvements and reduce operational costs.  Through these efforts, Northcore:

•	Renewed a three-year application hosting agreement with GE Commercial Finance to provide web-based capabilities for asset disposition, asset tracking and asset appraisal.

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Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 19, 2008.

•
Extended the terms of its technology and services agreements with the School Board of Broward County, the State of Tennessee Department of General Services, and Newfoundland and Labrador Housing Corporation. The customers use Northcore’s technology and services to manage their maintenance activities.

A key thrust of our activities in 2007 focused on increasing our revenue stream from the provision of technology-based services to our customers, such as The Brick.  These services allow Northcore to extend our relationships and provide a point of differentiation for the Company. In particular, these services center on the development of applications customized specifically for the needs of our customers.

The most prominent achievement related to our services delivery strategy was the signing of a master professional services agreement with a leading, Fortune 500 company.  This agreement, which already resulted in a number of revenue-generating projects, is designed to streamline the process by which Northcore delivers future technology and application development services to all of the customer’s businesses.

Joint Venture with GE Commercial Finance
Throughout 2007, Northcore devoted considerable effort in support of GE Asset Manager, LLC, our joint venture with GE Commercial Finance.  In particular, we launched a web-based sales platform to remarket off-lease and pre-owned equipment for the Toro Company. This private-branded sales platform, accessible via www.toroused.com, takes advantage of Northcore’s asset disposition and technology hosting capabilities.

Working with GE, we also delivered asset disposition capabilities to a number of organizations looking to maximize the yield for their surplus assets.  These customer organizations, such as the Fastenal Company and Arthur Machinery, represent several industry verticals including, transportation, construction materials and manufacturing equipment.

Throughout the year, we also continued to support a number of existing joint venture customers, such as Kraft Foods and GE Infrastructure.  Both organizations expanded their use of Asset Tracker, our web-based application for asset management.

Together, these activities provide a basis for continued growth.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These risks include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause our results to differ materially from expectations.

These risks include:

•	The timing of our future capital needs and our ability to raise additional capital when needed;
•	Our ability to repay our debt to lenders;
•	Increasingly longer sales cycles;
•	Potential fluctuations in our financial results and our difficulties in forecasting;
•	Volatility of the stock markets and fluctuations in the market price of our stock;
•	The ability to buy and sell our shares on the Over the Counter Bulletin Board;
•	Our ability to compete with other companies in our industry;
•	Our dependence upon a limited number of customer;
•	Our ability to retain and attract key personnel;
•	Risk of significant delays in product development;
•	Failure to timely develop or license new technologies;
•	Risks relating to any requirement to correct or delay the release of products due to software bugs or errors;
•	Risk of system failure or interruption;

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Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 19, 2008.

•	Risks associated with any further dramatic expansions and retractions in the future;
•	Risks associated with international operations;
•	Problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships;
•	Risks associated with protecting our intellectual property, and potentially infringing the intellectual property rights of others;
•	Fluctuations in currency exchanges;
•	Risks to holders of our common shares following any issuance of our preferred shares; and
•	The ability to enforce legal claims against us or our officers or directors.

Other such risks as we may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, and Management Information Circular, may also cause our results to differ materially from expectations.

We encourage you to carefully review these risks, as outlined below, to evaluate your existing or potential investment in our securities.

GENERAL INDUSTRY, ECONOMIC AND MARKET CONDITIONS

Northcore’s future revenues and operating results are largely dependent on a number of industry, economic and market conditions.   If any of these conditions were subject to adverse developments, our operational performance would be affected.  For example, if consolidation occurs within the target industries we operate in, adverse economic conditions impact our existing base of customers, or if the demand for asset management solutions decreases, our ability to increase our customer base, improve our revenues and generate a profit may be impacted.

ASSET MANAGEMENT FOCUS

Since 2001, we have focused our efforts on delivering asset management software solutions to customers in the financial services, manufacturing, oil and gas, and government sectors.

Our future success, including revenue performance and ability to generate a profit may be impacted if:

•
The significance of asset management requirements, including sourcing, procurement, project tracking, materials management and asset disposition activities, diminishes within our target markets and existing customer base;

•	We are unable to expand our suite of asset management technology to meet new market requirements;
•	We are unable to leverage new technology advancements into our core suite of offerings; or
•	Our existing partners shift focus away from current asset management activities to other areas.

COMPETITIVE LANDSCAPE

Northcore operates in a very competitive marketplace against organizations that, in some cases, are larger, have more resources, or broader technology offerings.   These competitive organizations include Oracle, SAP, and Ariba, among others.

Our future success is dependent on our ability to gain market share from these competitors while ensuring that our existing customer base is free of any competitive encroachment.

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Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 19, 2008.

CUSTOMER CONCENTRATION

Northcore maintains excellent working relationships with a number of key organizations such as GE Commercial Finance, Paramount Resources, Trilogy Energy Trust, The Brick, Newfoundland and Labrador Housing Corporation, the School Board of Broward County and the State of Tennessee Department of General Services.
In 2007, two customers accounted for 69 percent and 10 percent, respectively, (2006 - three customers accounted for 34 percent, 18 percent and 12 percent, respectively) of total revenues from continuing operations.  If our relationships with any of these customers is severed or meaningfully altered, we would experience a significant decline in our performance, particularly through reduced revenues.

INTERNATIONAL MARKETS

Since the sale of our Norway business unit, Northcore has concentrated its sales and marketing efforts primarily in North America.  International opportunities may arise, particularly, through our joint venture with GE Commercial Finance.

Operating as an organization with an international presence and an international base of customers exposes Northcore to a number of risks and uncertainties that may impact our operational performance.  These risks and uncertainties include:

•	Fluctuations in currency exchanges;
•	Unexpected changes to foreign laws and regulations, and foreign tax laws;
•	Local residency requirements for our sales and professional service personnel; and
•	Fluctuations to local demand for asset management technology and services.

FOREIGN EXCHANGE RISK

The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in various currencies including the Canadian dollar, U.S. dollar, UK pound and EURO.  Correspondingly, operating expenses related to these activities are transacted in the above-denoted currencies.  The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations.

INTEREST RATE RISK

The Company has limited exposure to fluctuations in interest rates.  The Company does not use derivative instruments to manage its exposure to interest rate risk.

CREDIT RISK

Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

At December 31, 2007, three customers accounted for 52 percent, 24 percent and 11 percent, respectively, (2006 - two customers accounted for 64 percent and 17 percent, respectively) of total accounts receivable.  The Company does not have a history of non-payment.

CRITICAL ACCOUNTING ESTIMATES

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2007.  Management’s 2008 business plan includes a significant increase in revenue and operating cash flow primarily from major new contracts in North America.  The revenue contained in management’s business plan is based on detailed estimates of revenue on a customer-by-customer basis.  Management does not anticipate a material increase in 2008 expenses over those incurred in 2007, in order to attain the 2008 revenue goals.  Additionally, management believes that it has the ability to raise additional financing.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

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Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 19, 2008.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern.  If the going concern assumption were not appropriate, adjustments would be necessary in the carrying value of assets and liabilities, the reported net losses and the balance sheet classification used.

Management believes that continued existence beyond 2007 is dependent on its ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties and to raise additional financing.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years.  Estimates are used when determining items such as the allowance for doubtful accounts, the fair value assigned to the debt and equity components of the secured subordinated notes and the expected requirements for non-operational funding in 2008.  Actual results could differ from those estimates.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition.  Other significant accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2007.

REVENUE RECOGNITION

The Company’s revenues are derived from application hosting services, software license fees, software implementation activities, training and consulting services, product maintenance and customer support, and application development activities, and hosting fees.  Fees for services are billed separately from licenses of the Company’s products.  The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software revenue Recognition, With Respect to Certain Transactions”. The Company also considers the provisions of The Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee (EIC) 141, which is analogous to Staff Accounting Bulletin (SAB) 104, “Revenue Recognition in Financial Statements”, and CICA EIC 142, which is analogous to the Emerging Issues Task Force consensus EITF 00-21, “Accounting for Revenue Arrangements with Multiple Elements,” in determining the appropriate revenue recognition methodology.

Hosting Fees
The Company earns revenue from the hosting of customer websites and applications.  Under our existing hosting contracts, we charge customers a recurring periodic flat fee.  The fees are recognized as the hosting services are provided.

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Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 19, 2008.

Application Development Fees
Typically, development of applications for our customers is provided based on a predetermined fixed hourly rate basis.  Revenue is recognized as time is incurred throughout the development process.

Software License Revenue
The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in SOP No. 97-2 are met:

•      Persuasive evidence of an arrangement exists;
•      Delivery has occurred;
•      Fee is fixed or determinable; and
•      Collectibility is probable.

Software license revenue consists of fixed license fee agreements involving perpetual licenses.

Software license agreements may be part of multiple element arrangements that include consulting and implementation services.  When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles.  When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (VSOE) of the fair value of each element.  The amount allocated to license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature.  If this amount is not determinable, the residual software license revenue is the amount of the total arrangement fee less the fair value of any undelivered elements.  VSOE used in determining fair value for installation, implementation and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task.  VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates.  The revenue allocable to the software license is recognized when the revenue recognition criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed

Implementation, Training and Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services. Customers are charged a fee based on time and expenses. Revenue from implementation, consulting services and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

Product Maintenance and Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers. The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee. If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed.  Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

Financial Instruments
Effective January 1, 2007, the Company adopted the new recommendations of the CICA Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments - Recognition and Measurement; and, Section 3865, Hedges.  These new handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with GAAP.

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Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 19, 2008.

Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading; held-to-maturity; loans and receivables; available-for-sale financial assets; or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost using the effective interest rate method.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its accounts receivable as loans and receivables, which are measured at amortized cost.  Accounts payable, accrued liabilities and secured subordinated notes are classified as other financial liabilities, which are measured at amortized cost.  The Company had neither available for sale, nor held to maturity instruments during the year ended December 31, 2007.

There are no significant embedded derivatives or non-financial derivatives that require separate fair value recognition on the consolidated balance sheet on transition and as at December 31, 2007.

The Company charges all qualifying transaction costs related to debt issuance to earnings as incurred.  The Company had previously deferred these costs and amortized them over the term of the related debt instruments.  The carrying value of transaction costs at December 31, 2006 of $41,000 was charged to opening deficit on transition on January 1, 2007.

The adoption of these handbook sections resulted in an adjustment to reduce deficit in the amount of $70,000, comprised of a decrease in deferred charges of $41,000 offset by a decrease in secured subordinated notes of $111,000 at January 1, 2007, being the difference in the carrying amount of secured subordinated notes at December 31, 2006 and the carrying amount calculated using the effective interest rate method from inception.

The Company had no “other comprehensive income or loss” transactions during the year ended December 31, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

Under the new standards, policies followed for periods prior to the effective date generally are not reversed, except that prior periods are reclassified to reflect the application of foreign currency translation of self-sustaining foreign operations.  Other comprehensive loss for the years ended December 31, 2006 and 2005 comprises foreign currency losses on translation of the Company’s former subsidiary in Norway, which was sold in the second quarter of 2006.

UNADOPTED NEW ACCOUNTING PRONOUNCEMENTS

Capital Disclosures
In 2006, the CICA issued Handbook Section 1535, Capital Disclosures (CICA 1535).  CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance.  Disclosures required by the new standard will be included in the Company’s interim and annual consolidated financial statements commencing January 1, 2008.

Financial Instruments
In 2006, the CICA issued Handbook Section 3862, Financial Instruments - Disclosures, and Handbook Section 3863, Financial Instruments - Presentation.  These standards enhance existing disclosure requirements and place greater emphasis on disclosures related to recognized and unrecognized financial instruments and how those risks are managed.  Disclosures required by these standards will be included in the Company’s interim and annual consolidated financial statements commencing January 1, 2008.

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Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 19, 2008.

SELECTED ANNUAL INFORMATION

Year ended December 31,	2007	2006	2005
	(in thousands of Canadian dollars)
Service revenue	$1,166	$1,063	$1,163
License revenue	-	10	122
Total revenue	1,166	1,073	1,285
Operating expenses:
General and administrative	1,703	1,790	2,559
Customer service and technology	762	664	839
Sales and marketing	276	377	505
Employee stock options	94	137	105
Depreciation and amortization	39	92	95
Other income	-	-	(42)
Total operating expenses	2,872	3,060	4,061
Loss from continuing operations before the under-noted	(1,708)	(1,987)	(2,776)
Interest expense:
Cash interest expense	272	345	312
Accretion of secured subordinated notes	333	454	405
Interest income	(1)	(16)	-
	604	783	717
Loss from continuing operations	(2,312)	(2,770)	(3,493)
Income (loss) from discontinued operations	-	2,122	(8)
NET LOSS FOR THE YEAR	$(2,312)	$(648)	$(3,501)
OTHER COMPREHENSIVE INCOME, NET OF TAX:
Foreign currency translation adjustment	-	(90)	(22)
COMPREHENSIVE LOSS	$(2,312)	$(738)	$(3,523)
LOSS PER SHARE:
From continuing operations, basic and diluted	$(0.02)	$(0.03)	$(0.05)
Net loss per share, basic and diluted	$(0.02)	$(0.01)	$(0.05)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	93,093	79,933	72,904

RECONCILIATION OF NET LOSS TO EBITDA

Year ended December 31,	2007	2006	2005
	(in thousands of Canadian dollars)
Net loss for the year, as per above	$(2,312)	$(648)	$(3,501)
Reconciling items:
Employee stock options	94	137	105
Depreciation and amortization	39	92	95
Interest expense:
Cash interest expense	272	345	312
Accretion of secured subordinated notes	333	454	405
Other income	-	-	(42)
Interest income	(1)	(16)	-
(Income) loss from discontinued operations	-	(2,122)	8
EBITDA	$(1,575)	$(1,758)	$(2,618)

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Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 19, 2008.

DISCONTINUED OPERATIONS

On May 18, 2006, the Company entered into an agreement with ADB Systemer Holding AS (the “Buyer”), to sell 100 percent of the Company's interest in its Norwegian subsidiary ADB Systemer AS, (“ADB Systemer”) for NOK 15,000,000 or approximately Canadian $2,687,000 in cash, subject to shareholder approval.  As compensation for the transfer of UK contracts to the Buyer, the Company receives a royalty of 10 percent of net annual sales from the contracts for a period of four years from the sale closing date.  These royalties are recognized in earnings as they become due.  The Company recorded a total of $116,000 (December 31, 2006 - $77,000) in royalties for the year ended December 31, 2007.  Certain shareholders of the Buyer were employees or executive officers of ADB Systemer and shareholders of the Company.  On June 21, 2006 the Company received approval from shareholders at its annual general meeting to proceed with the sale of ADB Systemer and changed its name to Northcore Technologies Inc. effective June 30, 2006.  The sale of the shares of ADB Systemer included the sale of the ADB Systems name.  Upon the sale of ADB Systemer, the Company retained access to all existing technology that will be used to service existing customers through a Value Added Reseller Agreement entered into with ADB Systemer.

The consolidated financial statements and related note disclosures for 2005 have been restated to reflect the impact of the discontinued operations.

The following summarizes the statement of operations and statement of cash flows information for the Company’s discontinued operations.

Income Statement	2007	2006	2005
	(in thousands, except per share amounts)
Revenue	$-	$2,399	$4,491
Income (loss) from operations	-	331	(8)
Gain from disposition of discontinued operations	-	1,791	-
Income (loss) from discontinued operations	$-	$2,122	$(8)
Income per share from discontinued operations, basic and diluted	$-	$0.02	$-

Statement of Cash Flows	2007	2006	2005
	(in thousands)
Operating activities	$-	$(317)	$141
Investing activities - Net proceeds from disposition of discontinued operations	-	2,643	-
Financing activities	-	-	-
Cash flows from discontinued operations	$-	$2,326	$141

Northcore Technologies Inc.       2007 Annual Report      14

Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 19, 2008.

RESULTS OF OPERATIONS

Comparison of Years Ended December 31, 2007 and December 31, 2006

Net Loss.  Our net loss for the year ended December 31, 2007 was $2.312 million, an increase of 257 percent from the net loss of $648,000 reported for the year ended December 31, 2006.   In 2006, the Company recorded earnings from discontinued operations of $2.122 million, including a gain of $1.791 million realized on the sale of the Norway business unit, thus reducing the net loss.  Loss from continuing operations for the year ended December 31, 2007 was $2.312 million, an improvement of 17 percent from a loss from continuing operations of $2.770 million reported for the year ended December 31, 2006.   The improvement in loss from operations was attributable to an increase in revenue, combined with a reduction in operating and interest expenses.

The loss before interest, taxes, depreciation, amortization, employee stock options and discontinued operations (“EBITDA”) was $1.575 million for 2007 as compared to $1.758 million for 2006, a decrease in the EBITDA loss of $183,000 or 10 percent.  The Company considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows. This decrease in EBITDA loss was the result of an improvement in revenue of $93,000 or nine percent, from $1.073 million in 2006 to $1.166 million in 2007, combined with savings of $90,000 in associated expenses (general and administrative, customer service and technology and sales and marketing) from $2.831 million in 2006 to $2.741 million in 2007.

Revenue.  Revenue is comprised of application hosting services, software license fees, software implementation activities, training and consulting services, product maintenance and customer support, and application development activities, and hosting fees.

Revenue increased to $1.166 million for the year ended December 31, 2007 from $1.073 million for the year ended December 31, 2006, representing a increase of $93,000 or nine percent.  The increase in North America's revenue of $389,000 or 59 percent was partially offset by the decrease in Ireland/U.K.'s revenue of $296,000 or 72 percent.  The growth in North America's revenue was attributed to the 119 percent increase in revenues related to the Company’s strategic partner, while the decline in Ireland/U.K.'s revenue was due to current year's revenue which consisted of the 10 percent royalty, whereas 2006's revenue included our full share of earnings for the first half of the year and the 10 percent royalty subsequent to the sale of ADB Systemer.

General and Administrative.  General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than technology staff compensation (which is included in customer service and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses), occupancy costs, foreign exchange gains or losses, professional fees, insurance, investor relations, regulatory filing fees, and travel and related costs.

General and administrative expenses decreased by $87,000 or five percent, to $1.703 million for the year ended December 31, 2007, as compared to $1.790 million for the year ended December 31, 2006.

Year-over-year savings in the amount of $89,000 resulted from salary expense reductions arising from a smaller administrative workforce and favourable Canadian dollar exchange rates pertaining to US dollar-denominated salaries.  Continued cost-containment efforts resulted in $76,000 savings in investor relations, $65,000 in lower insurance premiums, and $34,000 savings in travel expenses.  These savings were partially offset by the increase in professional fees of $51,000 due to higher accounting and consulting fees and an increase in rent and occupancy costs of $63,000 due to rent rebates recorded in the prior year.

Customer Service and Technology.  Customer service and technology expenses consist of costs associated with acquired and internally developed software, and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities.

Customer service and technology expenses increased by $98,000 to $762,000 for the year ended December 31, 2007, as compared to $664,000 for the year ended December 31, 2006, representing an increase of 15 percent. The increase in expenses was due primarily to the increase in professional fees and staffing costs.

Northcore Technologies Inc.       2007 Annual Report      15

Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 19, 2008.

Sales and Marketing.  Sales and marketing costs include all salaries and related expenses of sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.

Sales and marketing costs for the year ended December 31, 2007 amounted to $276,000, as compared to $377,000 for 2006, representing a decrease of $101,000 or 27 percent.  This decrease was attributable to lower staffing levels in the sales department, partially offset by the appointment of Sandstorm Technology Inc. as an independent sales agent to actively market and sell products and services offered by Northcore.  The contract with Sandstorm Technology Inc. expired during the fourth quarter of the year.

Employee Stock Options.  The 2007 employee stock option expense represents the fair value of the stock options vesting from the July 11, 2007, August 4, 2006 and June 21, 2006 grants of 1,350,000, 500,000 and 50,000 stock options respectively.  For the year ended December 31, 2007, employee stock option expense amounted to $94,000, as compared to $137,000 for the year ended December 31, 2006, a decrease of 31 percent.  This decrease was due to the vesting of prior period grants and the related expense.

Depreciation and Amortization.  Depreciation and amortization expense was $39,000 for the year ended December 31, 2007, as compared to $92,000 for the year ended December 31, 2006, representing a decrease of 58 percent.  The decrease was due to the adoption of the new accounting policies for financial instruments, whereby the Company wrote off the balance of deferred charges through the opening deficit as of January 1, 2007.   See the discussion under “New Accounting Policies”.

Interest Expense.  Interest expense reflects interest incurred from debt instruments and loans.  Interest expense for the year ended December 31, 2007 was $605,000 compared to $799,000 for December 31, 2006, representing a decrease of 24 percent.  During 2007, cash interest expense of $272,000 and non-cash interest expense of $333,000 was incurred related to secured subordinated notes.  Comparatively, cash interest expense of $345,000 and non-cash interest expense of $454,000 was recorded in 2006.  The decrease in interest expense was due to the maturity of Series G and H subordinated notes, partially offset by the issuance of the Series K subordinated notes in 2007.

Interest Income.  Interest income reflects interest from investments in cash and marketable securities.  Interest income was $1,000 for the year ended December 31, 2007, as compared to $16,000 for the year ended December 31, 2006.  Interest income in 2006 was realized from investing the proceeds from the sale of ADB Systemer.

Comparison of Years Ended December 31, 2006 and December 31, 2005

Net Loss.  Our net loss for the year ended December 31, 2006 was $648,000, a decrease of 81 percent from the net loss of $3.501 million reported for the year ended December 31, 2005.   The improvement in net loss was attributed to the earnings recorded from discontinued operations in 2006 of $2.122 million, including a gain of $1.791 million realized on the sale of ADB Systemer.  Loss from continuing operations for the year ended December 31, 2006 was $2.770 million, an improvement of 21 percent from a loss from continuing operations of $3.493 million reported for the year ended December 31, 2005.   The improvement in loss from operations was attributable to a reduction in operating expenses of $1.072 million, partially offset by a decline in revenue of $212,000.

The loss before interest, taxes, depreciation, amortization, employee stock options and discontinued operations (“EBITDA”) was $1.758 million for 2006 as compared to $2.618 million for 2005, a decrease in the EBITDA loss of $860,000 or 33 percent.  This decrease in EBITDA loss was the result of a $1.072 million decrease in the associated expenses (general and administrative, customer service and technology and sales and marketing) from $3.903 million in 2005 to $2.831 million in 2006, partially offset by the decrease of $212,000 in revenue, from $1.285 million in 2005 to $1.073 million in 2006.  The reduction in expenses of 27 percent in 2006 when compared to 2005 was achieved in the areas of general and administrative expenses by $769,000, customer service and technology expenses by $175,000 and sales and marketing expenses by $128,000.

Revenue.  Revenue is comprised of application hosting services, software license fees, software implementation activities, training and consulting services, product maintenance and customer support, and application development activities, and hosting fees.

Northcore Technologies Inc.       2007 Annual Report      16

Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 19, 2008.

Revenue decreased to $1.073 million for the year ended December 31, 2006 from $1.285 million for the year ended December 31, 2005, representing a decline of $212,000 or 16 percent.  This decline was attributable to the decrease in Ireland’s revenue as a result of transferring existing sales contracts to the Buyer upon the disposition of ADB Systemer on June 30, 2006.

General and Administrative.  General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than technology staff compensation (which is included in customer service and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses), occupancy costs, foreign exchange gains or losses, professional fees, insurance, investor relations, regulatory filing fees, and travel and related costs.

General and administrative expenses decreased by $769,000 or 30 percent, to $1.790 million for the year ended December 31, 2006, as compared to $2.559 million for the year ended December 31, 2005.

Year-over-year savings in the amount of $396,000 resulted from salary expense reductions arising from a smaller administrative workforce and favourable Canadian dollar exchange rates pertaining to US dollar-denominated salaries.  Continued cost-containment efforts resulted in $109,000 savings in investor relations, $195,000 savings in professional fees and a reduction in connectivity and occupancy costs of $158,000 largely due to the recovery of utilities and property taxes in North America and the relocation of the administrative office in Ireland.  The Company also recovered $58,000 in bad debts previously written off.  These savings were partially offset by the loss of overhead costs recovered from ADB Systemer in the previous year.

Customer Service and Technology.  Customer service and technology expenses consist of costs associated with acquired and internally developed software, and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities.

Customer service and technology expenses decreased by $175,000 to $664,000 for the year ended December 31, 2006, as compared to $839,000 for the year ended December 31, 2005, representing a decline of 21 percent. The decrease in costs is due primarily to the decrease in professional fees, travel expense and staffing levels in Ireland.

Sales and Marketing.  Sales and marketing costs include all salaries and related expenses of sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.

Sales and marketing costs for the year ended December 31, 2006 amounted to $377,000, as compared to $505,000 for 2005, representing a decrease of $128,000 or 25 percent.  This decrease is attributable to lower staffing levels in the sales department combined with decreased advertising and tradeshow activities and related travel expenses throughout 2006.

Employee Stock Options.  The 2006 employee stock option expense represents the fair value of the stock options vesting from the August 4, 2006, June 21, 2006, December 22, 2005 and January 25, 2005 grants of 500,000, 50,000, 1 million and 1.5 million stock options respectively.  For the year ended December 31, 2006, employee stock option expense amounted to $137,000, as compared to $105,000 for the year ended December 31, 2005, an increase of 30 percent.  This increase was due to the expenses associated with the above noted option grants.

Depreciation and Amortization.  Depreciation and amortization expense was $92,000 for the year ended December 31, 2006, consistent with an expense of  $95,000 the year ended December 31, 2005.

Interest Expense.  Interest expense reflects interest incurred from debt instruments and loans.  Interest expense for the year ended December 31, 2006 was $799,000 compared to $717,000 for December 31, 2005, representing an increase of 10 percent.  During 2006, cash interest expense of $345,000 and non-cash interest expense of $454,000 was incurred related to secured subordinated notes.  Comparatively, cash interest expense of $312,000 and non-cash interest expense of $405,000 was recorded in 2005.  The increase in interest expense was due to the increase in secured subordinated notes outstanding during 2006.

Northcore Technologies Inc.       2007 Annual Report      17

Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 19, 2008.

Interest Income.  Interest income reflects interest from investments in cash and marketable securities.  Interest income was $16,000 for the year ended December 31, 2006, as compared to $nil for the year ended December 31, 2005.  Interest income was realized from investing the proceeds from the sale of ADB Systemer.

Other Income.  During the year ended December 31, 2005, the Company received a $42,000 refund from a U.S.-based credit card institution formally engaged by the Company when it operated its on-line retail activities in the U.S.  No similar refunds were received in 2006.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with audited consolidated financial statements contained elsewhere in this annual report and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information presented. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict future performance.

Quarter ended	Dec 31 2007	Sep 30 2007	Jun 30 2007	Mar 31 2007	Dec 31 2006	Sep 30 2006	Jun 30 2006	Mar 31 2006
	(in thousands of Canadian dollars, except per share amounts)
Revenue	$309	$250	$285	$322	$309	$222	$170	$372
Operating expenses:
General and administrative	413	395	448	447	439	410	498	443
Customer service and technology	207	205	178	172	189	151	159	165
Sales and marketing	61	66	78	71	55	65	120	137
Employee stock options	16	66	6	7	23	42	37	35
Depreciation and amortization	10	10	10	9	24	23	20	25
Total operating expenses	707	742	720	706	730	691	834	805
Loss from continuing operations before the under-noted	(398)	(492)	(435)	(384)	(421)	(469)	(664)	(433)
Interest expense:
Cash interest expense	68	72	67	64	67	78	93	107
Accretion of secured subordinated notes	70	72	88	103	87	99	123	145
Interest income	-	-	-	(1)	(5)	(6)	(5)	-
	138	144	155	166	149	171	211	252
Loss from continuing operations	(536)	(636)	(590)	(550)	(570)	(640)	(875)	(685)
Income (loss) from discontinued operations	-	-	-	-	(1)	-	1,918	205
Net income (loss) for the period	$(536)	$(636)	$(590)	$(550)	$(571)	$(640)	$1,043	$(480)
Loss Per Share From Continuing Operations - Basic and Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Net Earnings (Loss) Per Share - Basic and Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$0.01	$(0.01)

Northcore Technologies Inc.       2007 Annual Report      18

Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 19, 2008.

FOURTH QUARTER

Northcore reported revenues of $309,000 for the quarter, an increase of $59,000 or 24 percent over the $250,000 generated in the third quarter of 2007.  This increase was attributable to the increase in development revenue in North America and royalty fees in Ireland/U.K.  In the same period of 2006, Northcore generated revenue of $309,000.

Northcore reported a net loss for the fourth quarter of $536,000, an improvement of $100,000 or 16 percent from the third quarter net loss of $636,000. The improvement in net loss was due to an increase in revenue combined with a reduction in employee stock option expenses during the quarter.  In the same period of 2006, Northcore reported a net loss of $571,000.  The improvement in net loss was due to a decrease in operating expenses as revenue remained consistent during the quarter.

Northcore also reported an EBITDA loss for fourth quarter of $372,000, an improvement of $44,000 or 11 percent from the third quarter EBITDA loss of $416,000.  The improvement in EBITDA loss was attributed to the increase in development revenue in North America.  In the same period of 2006, Northcore reported an EBITDA loss of $374,000.

LIQUIDITY

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises.  Since inception, the Company has received aggregate net proceeds of $91.7 million from debt and equity financing and has realized net proceeds of $26.4 million from disposal of investments. The Company has not earned profits to date and, at December 31, 2007, has an accumulated deficit of $111 million.  The Company expects to incur losses into 2008 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company has historically relied on non-operational sources of financing to fund its operations.  The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan and to successfully repay or refinance obligations as they come due.  Management's business plan continues to anticipate a significant increase in revenue and operating cash flow, particularly from North American business currently under development, but there is no assurance that these objectives will be met.

Cash and cash equivalents increased by $3,000 to $478,000 as at December 31, 2007 from $475,000 as at December 31, 2006.

Current assets of $635,000 were exceeded by current liabilities (excluding deferred revenue) of $955,000 in the current fiscal year by $320,000.  Current assets of $692,000 were exceeded by current liabilities (excluding deferred revenue) of $2.756 million by $2.064 million in the prior year.  Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.

a) Operating
Cash outflows from operating activities improved significantly to $1.571 million in the current fiscal year compared to cash outflows from operating activities of $2.037 million in the prior year.   The improvement was due to a reduction in net loss from continuing operations, combined with an increase in non-cash working capital as per below.

Northcore Technologies Inc.       2007 Annual Report      19

Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 19, 2008.

Non-cash working capital resulted in inflows of $275,000 in fiscal 2007 as compared to inflows of $50,000 in fiscal 2006, an increase of $225,000, as summarized in the following table:

	2007	2006	Difference
	(in thousands on Canadian dollars)
Accounts receivable	$35	$130	$(95)
Deposits and prepaid expenses	25	52	(27)
Accounts payable	(26)	(320)	294
Accrued liabilities	257	211	47
Deferred revenue	(16)	(23)	7
	$275	$50	$225

b) Investing
In 2007, $11,000 was spent on capital asset acquisitions as compared to $65,000 in expenditures for 2006.  In 2006, the Company redeemed marketable securities totaling $13,000.  No such redemption was made in 2007.

c) Financing
Financing activities generated net inflows of $1.585 million in fiscal 2007.  The Company raised net proceeds of $1.245 million through a rights offering to existing shareholders during the third quarter of 2007, as well as the repayment of demand loans of $340,000 to private investors as part of the rights offering.

Cash flows from financing activities generated net cash inflows of $178,000 in fiscal 2006.  The sources of cash included the issuance of convertible debt, partially offset by the repayment of secured subordinated notes and advances from related parties.

d) Contractual Obligations
As at December 31, 2007 the Company's contractual obligations, including payments due by periods over the next five years, are as follows:

	Total	2008	2009	2010	2011	2012
	(in thousands of Canadian dollars)

Operating leases	$288	$160	$128	$-	$-	$-
License agreements	125	100	25	-	-	-
Demand loans	352	209	143	-	-	-
Notes payable	230	145	85	-	-	-
Secured subordinated notes -principal repayment(i)	1,945	-	1,360	300	285	-
Secured subordinated notes - interest payment (i)	482	150	75	132	125	-
	$3,422	$764	$1,816	$432	$410	$-

(i)  Assumes secured subordinated notes are held to maturity.

CAPITAL RESOURCES

During 2007, the Company purchased $11,000 in capital assets, as compared to $65,000 in 2006.

Northcore Technologies Inc.       2007 Annual Report      20

Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 19, 2008.

FUNDING

Overview.  The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises.  Since inception, the Company has received aggregate net proceeds of $91.7 million from debt and equity financing and has realized net proceeds of $26.4 million from disposal of investments.

Funding - 2007
The Series G secured subordinated notes with a face amount of $1,600,000 matured on June 15, 2007.  In connection with the refinancing of the Series G notes, the Company completed a private placement issuance of the new Series K secured subordinated notes with a face amount of $1,360,000, to existing holders of $1,360,000 of the Series G secured subordinated notes.

The Series K notes were issued to private investors including an amount totaling $60,000 issued to two directors/officers of the Company.  The Series K notes mature June 15, 2009, have an annual interest rate of 11 percent and are convertible into common shares of the Company at a price of $0.12 per common share.  Interest on the Series K notes is payable in common shares upon the earlier of quarter end, maturity or conversion of the notes.  At any time after the closing, the Series K notes, including any accrued interest thereon, will be automatically converted into common shares at the Conversion Price when the volume weighted average trading price of the common shares through its principal trading market for a 10 consecutive trading day period is $0.30 or more.  The Series K notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

In addition, on June 15, 2007, the Company completed a private placement issuance of 2,992,000 common shares, at $0.15 per common share, to holders of $1,360,000 of the Series G secured subordinated notes, in payment of the related accrued interest on $1,360,000 of the Series G secured subordinated notes of $449,000.

Subsequent to the year ended December 31, 2007, the Company entered into an agreement with the remaining Series G debt holders to repay the accrued interest of $113,000 and the principal of $240,000 in cash over a two year term at 12 percent in blended interest and principal quarterly payments of $40,000.  The total refinanced amount is $353,000 ($233,000 representing current portion of notes payable and $120,000 representing long term portion of notes payable).  The notes payable mature on December 31, 2009 and are secured as per the Series G security terms.

The Series H secured subordinated notes with a principal balance of $170,000 matured on October 21, 2007.  The Company entered into an agreement with the debt holders to repay the accrued interest of $60,000 in cash and the principal of $170,000 repaid over a two year term at 11 percent in blended interest and principal quarterly payments of $24,000.  The total refinanced amount is $230,000 ($145,000 representing current portion of notes payable and $85,000 representing long term portion of notes payable).  The notes payable were issued to private investors including an amount totaling $20,000 issued to a director/officer of the Company.  The notes payable mature on December 31, 2009 and are secured as per the Series H security terms.

During the quarter ended June 30, 2007, the Company received operating loans from a private investor in the amount of $280,000.  During the quarter ended September 30, 2007, the Company received an additional $60,000 of operating loans from this investor.  The loans bore interest at 8 percent, were due on demand and were secured by a general security agreement on the assets of the Company.  The loans were settled during the quarter ended September 30, 2007 through the issuance of common shares as part of the rights offering.

Funding - 2006
On February 8, 2006, the Company completed a transaction resulting in the issuance of Series J secured subordinated notes with a face value of $755,000 for net proceeds of $750,000.  The Series J notes were issued to private investors including an amount totaling $105,000 issued to three directors/officers of the Company. The Series J notes mature February 8, 2011, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit.  Interest for the first year is payable in shares of the Company with interest payable for the remaining term of the notes payable in cash upon the earlier of maturity and conversion.   Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20.  The warrants expire on the earlier of (i) February 8, 2009 and (ii) the date which is sixty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares, on the Toronto Stock Exchange, was greater than or equal to $0.35 for any 10 consecutive trading days.  The afore-mentioned conversion provisions are subject to a four month and one day hold period.  The Series J notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

Northcore Technologies Inc.       2007 Annual Report      21

Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 19, 2008.

Funding - 2005
On September 12, 2005, the Company issued Series I secured subordinated notes with a face value of $1,200,000 for net proceeds of $1,063,000.  The Series I notes were issued to private investors including an amount totaling $110,000 issued to four directors/officers of the Company. The Series I notes mature September 12, 2010, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit.  Interest for the first year is payable in shares with the provision that the total number of shares issued as interest payment cannot exceed 974,000 shares.  Any of the first year interest not paid through the issuance of shares will be paid in cash.  Interest payable for the remaining term of the notes is payable in cash upon the earlier of maturity and conversion.   Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20.  The warrants expire on September 12, 2010.  The Series I notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

On February 23, 2005, the Company completed a transaction resulting in the issuance of 2,500,000 equity units at a price of $0.23 per unit for net proceeds of $570,000.  Each equity unit consists of one common share and one common share-purchase warrant with an exercise price of $0.40 each.  The warrants expire on February 22, 2009.

TRANSACTIONS WITH RELATED PARTIES

The following officers and directors purchased Series K notes: Jeff Lymburner, CEO of the Company at the time, purchased $50,000 of Series K notes that have not yet been converted and Jim Moskos, Chief Operating Officer and a director of the Company, purchased $10,000 of Series K notes that have not yet been converted.

In connection with the refinancing of the Series G notes, on June 15, 2007 the Company completed a private placement issuance of 2,992,000 common shares, at $0.15 per common share, to holders of $1,360,000 of the Series G secured subordinate notes, in payment of the related $449,000 accrued interest.  The following officers and directors participated in the equity offering and received shares in payment of the interest accrued on their Series G notes: Jeff Lymburner, CEO of the Company at the time, was issued 110,000 shares and Jim Moskos, Chief Operating Officer and a director of the Company, was issued 22,000 shares.

The following officers and directors purchased Series J notes: Jeff Lymburner, CEO of the Company at the time, purchased $36,000 of Series J notes that have not yet been converted; Jim Moskos, Chief Operating Officer and a director of the Company, purchased $13,000 of Series J notes that have not yet been converted and Chris Bulger, Chairman of the Board, purchased $56,000 of Series J notes that have not yet been converted.

The following officers and directors purchased Series I notes: Jeff Lymburner, CEO of the Company at the time, purchased $20,000 of Series I notes that have not yet been converted; Jim Moskos, Chief Operating Officer and a director of the Company, purchased $10,000 of Series I notes that have not yet been converted; Chris Bulger, Chairman of the Board, purchased $20,000 of Series I notes that have not yet been converted and Duncan Copeland, CEO of the Company and a director of the Company, purchased $60,000 of Series I notes that have not yet been converted.

The following officers and directors purchased Series H notes: Jeff Lymburner, CEO of the Company at the time, purchased $200,000 of Series H notes that were converted on June 16, 2005 to 1,000,000 common shares and 500,000 common share-purchase warrants; Jim Moskos, Chief Operating Officer and a director of the Company, purchased $20,000 of Series H notes that have not yet been converted; and Paul Godin, a director of the Company at the time, purchased $50,000 of Series H notes that were converted on September 21, 2005 to 250,000 common shares and 125,000 common share-purchase warrants.  The Series (H) secured subordinated notes with a principal balance of $170,000 matured on October 21, 2007. The Company entered into an agreement with the remaining debt holders to repay the accrued interest of $60,000 in case and the principal of $170,000 repaid over a two year term at 11 percent in blended interest and principal quarterly payments of $24,000. The notes payable were issued to private investors including an amount totaling $20,000 to Jim Moskos and $50,000 to the father of the former CEO.  The notes payable mature on December 31, 2009 and are secured as per the Series (H) security terms.

Northcore Technologies Inc.       2007 Annual Report      22

Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 19, 2008.

The following officers and directors purchased Series G notes: Jeff Lymburner, CEO of the Company at the time, purchased $100,000 of Series G notes, of which $50,000 were converted ($25,000 on January 11, 2007 and $25,000 on March 8, 2007) to 161,000 common shares and 81,000 common share-purchase warrants; Jan Pedersen, President, European Operations and a director of the Company at the time, purchased $60,000 of Series G notes that was repaid in 2006; and Jim Moskos, Chief Operating Officer and a director of the Company, purchased $10,000 of Series G notes which was restructured upon maturity, as discussed above.

On May 18, 2006, the Company entered into a share purchase agreement with ADB Systemer Holdings AS (the "Buyer") to sell 100 percent of its shares in its Norwegian subsidiary ADB Systemer AS, ("ADB Systemer") for NOK 15,000,000 in cash (the "Share Sale").  Six of the shareholders of the Buyer were employees or executive officers of ADB Systemer at the time of the transaction.

As at December 31, 2007, accrued interest included $28,000 (2006 - $62,000) in interest payable relating to the aforementioned secured subordinated notes due to related parties.  During 2007, interest expense on the aforementioned secured subordinated notes from related parties was $33,000 (2006 - $47,000).

During the year ended December 31, 2007, the Company received and repaid advances from a director and officer in the amount of $89,000.  During the year ended December 31, 2006, the Company repaid advances from related parties totaling $137,000 (2005 - $nil).   The Company also paid $15,000 (2005 - $nil) in advisory fees to a director in connection with the sale of ADB Systemer (See Note 4).

During 2007, interest expense on advances from related parties was $1,000 (2006 - $4,000).

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management has evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007.  Based on that evaluation, the Company’s management, including the Chief Executive Officer and the Corporate Controller, concluded that, as of that date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in our corporate filings is recorded, processed, summarized and reported within the required time periods.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the Chief Executive Officer and Corporate Controller, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Northcore Technologies Inc.       2007 Annual Report      23

Management’s Discussion and Analysis
Management’s Discussion & Analysis is dated March 19, 2008.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.  In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management believes that, as of December 31, 2007, the Company’s internal control over financial reporting was effective.

Management is aware that there is a lack of segregation of duties due to the small number of employees dealing with general, administrative and financial matters.  However, management has decided that considering the employees involved and the compensating control procedures in place, including substantive periodic review of financial statements by the Audit Committee to ensure that internal controls over financial reporting and disclosure controls and procedures are effective, the risks associated with segregation are insignificant and the potential benefits of adding employees to more clearly segregate duties do not justify the expenses associated with such increase.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no changes in the Company's internal controls over financial reporting during the year ended December 31, 2007, that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

ADDITIONAL INFORMATION

Additional information about the Company, including the Company’s Annual Information Form may be obtained on SEDAR at www.SEDAR.com.

Northcore Technologies Inc.       2007 Annual Report      24

MANAGEMENT’S REPORT
March 19, 2008

Preparation of the consolidated financial statements accompanying this annual report and the presentation of all other information in this report is the responsibility of management.  The consolidated financial statements have been prepared in accordance with appropriate and generally accepted accounting principles and reflect management’s best estimates and judgments.  All other financial information in the report is consistent with that contained in the consolidated financial statements.  The Company maintains appropriate systems of internal control, policies and procedures which provide management with reasonable assurance that assets are safeguarded and that financial records are reliable and form a proper basis for preparation of financial statements.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee which is composed of non-executive directors. The Audit Committee reviewed the consolidated financial statements with management and external auditors and recommended their approval by the Board of Directors.  The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants.  Their report stating the scope of their audit and their opinion on the consolidated financial statements is presented below.

Duncan Copeland CEO	Tam Nguyen Corporate Controller

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Northcore Technologies Inc. as at December 31, 2007 and 2006 and the consolidated statement of operations and comprehensive income, deficit and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statement present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada, March 19, 2008

Northcore Technologies Inc.       2007 Annual Report      25

Consolidated Balance Sheets December 31, 2007 and 2006 (in thousands of Canadian dollars)

	2007	2006

ASSETS
CURRENT
Cash	$478	$475
Accounts receivable	119	154
Deposits and prepaid expenses	38	63
	635	692
CAPITAL ASSETS (Note 5)	52	80
DEFERRED CHARGES (Note 6)	-	41
	$687	$813

LIABILITIES
CURRENT
Accounts payable	$321	$347
Accrued liabilities	256	727
Deferred revenue	52	68
Current portion of notes payable (Note 8)	378	-
Current portion of secured subordinated notes (Note 9)	-	1,682
	1,007	2,824
NOTES PAYABLE (Note 8)	205	-
SECURED SUBORDINATED NOTES (Note 9)	1,075	244
	2,287	3,068
SHAREHOLDERS’ DEFICIENCY
Share capital (Note 11)	104,495	101,867
Contributed surplus (Note 12)	2,099	1,819
Warrants (Note 13)	533	580
Stock options (Note 14)	1,346	1,252
Other options (Note 15)	193	193
Conversion feature on secured subordinated notes (Note 9)	991	1,049
Deficit	(111,257)	(109,015)
	(1,600)	(2,255)
	$687	$813

Continuation of the business (Note 2)
Commitments and contingencies (Note 17)
Canadian and United States accounting policy differences (Note 21)
Subsequent event (Note 8)

On behalf of the Board:

Duncan Copeland Director	Christopher Bulger Director

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc.       2007 Annual Report      26

Consolidated Statements of Operations and Comprehensive Income Years ended December 31, 2007, 2006 and 2005 (in thousands of Canadian dollars, except per share amounts)

	2007	2006	2005

Service revenue	$1,166	$1,063	$1,163
License revenue	-	10	122
Total revenue	1,166	1,073	1,285
Operating expenses:
General and administrative	1,703	1,790	2,559
Customer service and technology	762	664	839
Sales and marketing	276	377	505
Employee stock options (Note 14 (b))	94	137	105
Depreciation and amortization	39	92	95
Other income (Note 19)	-	-	(42)
Total operating expenses	2,874	3,060	4,061
Loss from continuing operations before the under-noted	(1,708)	(1,987)	(2,776)

Interest expense:
Cash interest expense	272	345	312
Accretion of secured subordinated notes	333	454	405
Interest income	(1)	(16)	-
	604	783	717
Loss from continuing operations	(2,312)	(2,770)	(3,493)
Income (loss) from discontinued operations (Note 4)	-	2,122	(8)
NET LOSS FOR THE YEAR	$(2,312)	$(648)	$(3,501)
OTHER COMPREHENSIVE INCOME, NET OF TAX:
Foreign currency translation adjustment	-	(90)	(22)
COMPREHENSIVE LOSS	$(2,312)	$(738)	$(3,523)
LOSS PER SHARE (Note 11 (f)):
From continuing operations, basic and diluted	$(0.02)	$(0.03)	$(0.05)
Net loss per share, basic and diluted	$(0.02)	$(0.01)	$(0.05)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	93,094	79,933	72,904

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc.       2007 Annual Report      27

Consolidated Statements of Deficit Years ended December 31, 2007, 2006 and 2005 (in thousands of Canadian dollars)

	2007	2006	2005

DEFICIT, BEGINNING OF YEAR	$(109,015)	$(108,367)	$(104,866)

CHANGE IN ACCOUNTING POLICY - FINANCIAL INSTRUMENTS (Note 3)	70	-	-

DEFICIT, BEGINNING OF YEAR, AS RESTATED	(108,945)	(108,367)	(104,866)

NET LOSS FOR THE YEAR	(2,312)	(648)	(3,501)

DEFICIT, END OF YEAR	$(111,257)	$(109,015)	$(108,367)

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc.       2007 Annual Report      28

Consolidated Statements of Cash Flows Years ended December 31, 2007, 2006 and 2005 (in thousands of Canadian dollars)

	2007	2006	2005
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Net loss for the year from continuing operations	$(2,312)	$(2,770)	$(3,493)
Items not affecting cash:
Employee stock options	94	137	105
Depreciation and amortization	39	92	95
Accretion of secured subordinated notes	333	454	405
	(1,846)	(2,087)	(2,888)
Changes in non cash operating working capital (Note 18)	275	50	827
	(1,571)	(2,037)	(2,061)

INVESTING
Capital assets	(11)	(65)	(36)
Proceeds from disposal of capital assets	-	-	4
Marketable securities	-	13	-
	(11)	(52)	(32)

FINANCING
Demand loans (Note 8)	340	-	-
Issuance of common shares (Note 11 (e))	1,245	-	570
Advances from related parties (Note 7)	89	-	137
Repayment to related parties (Note 7)	(89)	(137)	-
Issuance of secured subordinated notes and notes payable, net (Note 9)	-	750	1,095
Repayment of secured subordinated notes (Note 9)	-	(435)	-
Deferred charges	-	-	(32)
	1,585	178	1,770

CASH FLOWS FROM DISCONTINUED OPERATIONS (Note 4)
Operating activities	-	(317)	141
Investing activities - Net proceeds from disposition of discontinued operations	-	2,643	-
	-	2,326	141

NET CASH INFLOW (OUTFLOW) DURING THE YEAR	3	415	(182)
CASH, BEGINNING OF YEAR	475	60	242
CASH, END OF YEAR	$478	$475	$60

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS
Interest paid	$16	$45	$53

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES - See Note 18

See accompanying notes to consolidated financial statements.

Northcore Technologies Inc.       2007 Annual Report      29

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

1.      DESCRIPTION OF BUSINESS

Northcore Technologies Inc. (“Northcore” or the “Company”) provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.  Northcore works with a number of customers and partners in a variety of sectors including financial services, manufacturing, government and oil and gas.

Through its wholly owned subsidiary, ADB Systems USA, Inc., Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint venture launched with GE Commercial Finance.

2.      CONTINUATION OF THE BUSINESS

While the accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  Financial statements are required to be prepared on a going concern basis unless management either intends to liquidate the Company or cease trading or has no realistic alternative but to do so within the foreseeable future.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.  The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2007.   Management believes that it has the ability to raise additional financing.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

These consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the balance sheet classifications used.

Management believes that continued existence beyond 2007 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.

3.      SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which are substantially the same as generally accepted accounting principles in the United States (U.S. GAAP), except as disclosed in Note 21.  The accompanying consolidated financial statements are prepared using accounting principles applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations (See Note 2).

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and subsidiaries over which it exercises control.  All inter-company balances and transactions have been eliminated on consolidation.

Investment in Jointly Controlled Company
On September 23, 2003, the Company established a joint venture with the GE Commercial Finance, with each entity holding a 50 percent interest in the joint venture.  The joint venture operates under the name of GE Asset Manager, LLC.  The consolidated financial statements of the Company reflect the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting (See Note 20).

Northcore Technologies Inc.       2007 Annual Report      30

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

Capital Assets and Amortization
Capital assets are recorded at cost less accumulated amortization.  Amortization is calculated on a straight-line basis in amounts sufficient to amortize the cost of capital assets over their estimated useful lives as follows:

Computer hardware	3 years
Computer software	1 year or life of the license
Furniture and fixtures	5 years
Leasehold improvements	shorter of useful life or life of the lease

Software Development Costs
The cost of software internally developed for client applications through e-commerce enabling agreements and software licensing is expensed as incurred.

Translation of Foreign Currencies
The accompanying consolidated financial statements are prepared in Canadian dollars.  The Company’s foreign subsidiaries in the United States, Ireland and the United Kingdom are classified as fully integrated with the functional currency being the Canadian dollar.  The Company uses the temporal method of foreign currency translation for these operations.  Monetary assets and liabilities are translated at the exchange rates in effect on the balance sheet date.  Non-monetary assets are translated at historic exchange rates.  Revenue and expense amounts are translated using the average monthly exchange rates except amortization of capital assets, which is translated at historic exchange rates.  Gains and losses from foreign exchange translations are included in the statement of operations.

The Company’s former subsidiary in Norway was classified as a self-sustaining operation whereby the functional currency of the operation was the Norwegian krone.  The Company used the current rate method of translation for these operations.  Assets and liabilities were translated at the rate of exchange in effect at the balance sheet date.  Revenue and expenses (including depreciation and amortization) were translated using the monthly average exchange rate.  Gains and losses from foreign exchange translations were included as a separate component of shareholders’ deficiency.  The Company sold its Norwegian subsidiary in 2006 (See Note 4).

Loss Per Share
The treasury stock method of calculating diluted loss per share is used.  For all years presented, all stock options, convertible debentures and warrants are anti-dilutive, therefore diluted loss per share is equal to basic loss per share.  The basic loss per share calculation is based on the weighted average number of shares outstanding during the year.

Revenue Recognition
The Company’s revenues are derived from application hosting services, software license fees, software implementation activities, training and consulting services, product maintenance and customer support, and application development activities, and hosting fees. Fees for services are billed separately from licenses of the Company’s products.  The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software revenue Recognition, With Respect to Certain Transactions”. The Company also considers the provisions of The Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee (EIC) 141, which is analogous to Staff Accounting Bulletin (SAB) 104, “Revenue Recognition in Financial Statements”, and CICA EIC 142, which is analogous to the Emerging Issues Task Force consensus EITF 00-21, “Accounting for Revenue Arrangements with Multiple Elements,” in determining the appropriate revenue recognition methodology.

Northcore Technologies Inc.       2007 Annual Report      31

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

Hosting Fees
The Company earns revenue from the hosting of customer websites and applications.  Under existing hosting contracts, the Company charge customers a recurring periodic flat fee.  The fees are recognized as the hosting services are provided.

Application Development Fees
Typically, development of applications for our customers is provided based on a predetermined fixed hourly rate basis.  Revenue is recognized as time is incurred throughout the development process.

Software License Revenue
The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in SOP No. 97-2 are met:

•	Persuasive evidence of an arrangement exists;
•	Delivery has occurred;
•	Fee is fixed or determinable; and
•	Collectibility is probable.

Software license revenue consists of fixed license fee agreements involving perpetual licenses.

Software license agreements may be part of multiple element arrangements that include consulting and implementation services.  When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles.  When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (VSOE) of the fair value of each element.  The amount allocated to license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature.  If this amount is not determinable, the residual software license revenue is the amount of the total arrangement fee less the fair value of any undelivered elements.  VSOE used in determining fair value for installation, implementation and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task.  VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates.  The revenue allocable to the software license is recognized when the revenue recognition criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.

Implementation, Training and Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services.  Customers are charged a fee based on time and expenses.  Revenue from implementation, consulting service and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

Product Maintenance and Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers.  The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee.  If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed.  Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

Deferred Revenue
Deferred revenue is comprised of the unrecognized portion of consulting and implementation fees received from maintenance and support e-commerce enabling agreements, and the unrecognized portion of license, installation, and consulting revenue on the sale of software licenses and related services.

Northcore Technologies Inc.       2007 Annual Report      32

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

Deferred Charges
Deferred charges are comprised of expenditures incurred in the issuance of secured subordinated notes.  The Company had previously deferred these costs and amortized them over the term of the related debt instruments.  Under CICA Handbook Section 3855, the carrying value of transaction costs at December 31, 2006 of $41,000 was charged to opening deficit on transition on January 1, 2007.  Under U.S. GAAP, the conversion of secured subordinated notes results in the expensing of the associated unamortized deferred charge.  The impact of this difference in Canadian GAAP from U.S. GAAP is disclosed in these notes to the consolidated financial statements under Canadian and United States accounting policy differences (See Note 21).

Secured Subordinated Notes
Financial instruments that contain both a liability and an equity element are required to have the instrument’s component parts classified separately under Canadian GAAP.  The Company uses the Cox-Rubinstein binomial valuation model to determine the fair value of the conversion feature at the issue dates of convertible secured subordinated notes and discloses the liability and equity components separately on its balance sheet.  For similar instruments, U.S. GAAP does not permit separate disclosure of different elements of a financial instrument in the financial statements.  The impact of this difference in U.S. GAAP from Canadian GAAP is disclosed in the notes to the consolidated financial statements under Canadian and United States accounting policy differences (See Note 21).

Financial Instruments
Effective January 1, 2007, the Company adopted the new recommendations of the CICA Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments - Recognition and Measurement; and, Section 3865, Hedges.  These new handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with GAAP.

Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading; held-to-maturity; loans and receivables; available-for-sale financial assets; or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost using the effective interest rate method.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its accounts receivable as loans and receivables, which are measured at amortized cost.  Accounts payable, accrued liabilities and secured subordinated notes are classified as other financial liabilities, which are measured at amortized cost.  The Company had neither available for sale, nor held to maturity instruments during the year ended December 31, 2007.

There are no significant embedded derivatives or non-financial derivatives that require separate fair value recognition on the consolidated balance sheet on transition and as at December 31, 2007.

The Company charges all qualifying transaction costs related to debt issuance to earnings as incurred.  The Company had previously deferred these costs and amortized them over the term of the related debt instruments.  The carrying value of transaction costs at December 31, 2006 of $41,000 was charged to opening deficit on transition on January 1, 2007.

The adoption of these handbook sections resulted in an adjustment to reduce deficit in the amount of $70,000, comprised of a decrease in deferred charges of $41,000 offset by a decrease in secured subordinated notes of $111,000 at January 1, 2007, being the difference in the carrying amount of secured subordinated notes at December 31, 2006 and the carrying amount calculated using the effective interest rate method from inception.

Northcore Technologies Inc.       2007 Annual Report      33

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

The Company had no “other comprehensive income or loss” transactions during the year ended December 31, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

Under the new standards, policies followed for periods prior to the effective date generally are not reversed, except that prior periods are reclassified to reflect the application of foreign currency translation of self-sustaining foreign operations.  Other comprehensive loss for the years ended December 31, 2006 and 2005 comprises foreign currency losses on translation of the Company’s former subsidiary in Norway, which was sold in the second quarter of 2006.

Stock-Based Compensation
The Company accounts for stock-based compensation using the fair value method of accounting, which is consistent with CICA 3870, “Stock-based Compensation and Other Stock-based Payments.”  The estimated fair value is amortized to expense over the vesting period.  Performance based options are expensed upon achievement of specific criteria.

Stock-based compensation to third parties is recognized and recorded in the accounts of the Company at the fair market value of the equity instrument as determined by the Cox-Rubinstein binomial valuation model.

Income Taxes
The Company accounts for income taxes in accordance with the asset and liability method.  The determination of future tax assets and liabilities is based on differences between the financial statement and income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the year in which the differences are expected to reverse.  Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

Use of Significant Accounting Estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years.  Estimates are used when determining items such as the allowance for doubtful accounts, the fair value assigned to the debt and equity components of the secured subordinated notes and the expected requirements for non-operational funding.  Actual results could differ from those estimates.

UNADOPTED NEW ACCOUNTING PRONOUNCEMENTS

Capital Disclosures
In 2006, the CICA issued Handbook Section 1535, Capital Disclosures (CICA 1535).  CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance.  Disclosures required by the new standard will be included in the Company’s interim and annual consolidated financial statements commencing January 1, 2008.

Financial Instruments
In 2006, the CICA issued Handbook Section 3862, Financial Instruments - Disclosures, and Handbook Section 3863, Financial Instruments - Presentation.  These standards enhance existing disclosure requirements and place greater emphasis on disclosures related to recognized and unrecognized financial instruments and how those risks are managed.  Disclosures required by these standards will be included in the Company’s interim and annual consolidated financial statements commencing January 1, 2008.

Northcore Technologies Inc.       2007 Annual Report      34

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

4.	DISCONTINUED OPERATIONS

On May 18, 2006, the Company entered into an agreement with ADB Systemer Holding AS (the “Buyer”), to sell 100 percent of the Company's interest in its Norwegian subsidiary ADB Systemer AS, (“ADB Systemer”) for NOK 15,000,000 or approximately $2,687,000 in cash, subject to shareholder approval.  As compensation for the transfer of UK contracts to the Buyer, the Company receives a royalty of 10 percent of net annual sales from the contracts for a period of four years from the sale closing date.  These royalties are recognized in earnings as they become due.  The Company recorded a total of $116,000 (December 31, 2006 - $77,000) in royalties for the year ended December 31, 2007.  Certain shareholders of the Buyer were employees or executive officers of ADB Systemer and shareholders of the Company.  On June 21, 2006 the Company received approval from shareholders at its annual general meeting to proceed with the sale of ADB Systemer and changed its name to Northcore Technologies Inc. effective June 30, 2006.  The sale of the shares of ADB Systemer included the sale of the ADB Systems name.  Upon the sale of ADB Systemer, the Company retained access to all existing technology that will be used to service existing customers through a Value Added Reseller Agreement entered into with ADB Systemer.

The consolidated financial statements and related note disclosures for 2005 have been restated to reflect the impact of the discontinued operations.

The following summarizes the statement of operations and statement of cash flows information for the Company’s discontinued operations.

Income Statement	2007	2006	2005
	(in thousands, except per share amounts)
Revenue	$-	$2,399	$4,491
Income (loss) from operations	-	331	(8)
Gain from disposition of discontinued operations	-	1,791	-
Income (loss) from discontinued operations	$-	$2,122	$(8)
Income per share from discontinued operations, basic and diluted	$-	$0.02	$-

Statement of Cash Flows	2007	2006	2005
	(in thousands)
Operating activities	$-	$(317)	$141
Investing activities - Net proceeds from disposition of discontinued operations	-	2,643	-
Financing activities	-	-	-
Cash flows from discontinued operations	$-	$2,326	$141

Northcore Technologies Inc.       2007 Annual Report      35

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

5.      CAPITAL ASSETS

	2007			2006
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	(in thousands)
Computer hardware	$2,479	$2,437	$42	$2,472	$2,407	$65
Computer software	13	13	-	13	13	-
Furniture and fixtures	266	266	-	266	266	-
Leasehold improvements	27	17	10	27	12	15
	$2,785	$2,733	$52	$2,778	$2,698	$80

During 2007, the Company recorded capital asset amortization in the amount of $39,000 (2006 - $31,000, 2005 - $31,000).

6.      DEFERRED CHARGES

a)	The following table summarizes the transactions within deferred charges.

	2007	2006
	(in thousands)
Opening balance	$41	$156
Adoption of accounting standards (Note 3)	(41)	-
Amortization (Note 6 (b))	-	(62)
Allocation to contributed surplus (Note 6 (c))	-	(53)
Closing balance	$-	$41

b)	During 2007, amortization of deferred charges in the amount of $nil (2006 - $62,000, 2005 - $63,000) was recorded and included in depreciation and amortization expense.

c)
During 2006, conversion of the Series I notes resulted in the allocation of $51,000 in unamortized deferred charges to contributed surplus (See Note 12 (e)).  In addition, the repayment of Series G notes resulted in the allocation of $2,000 in unamortized deferred charges to contributed surplus.

7.      TRANSACTIONS WITH RELATED PARTIES

During the year ended December 31, 2007, the Company compensated the new Chief Executive Officer in the amount of $30,000 for the period from July 12, 2007 to December 31, 2007.  The Company also compensated the Chairman in the amount of $60,000 (2006 - $55,000) for acting as the Chair of the Board.

During the year ended December 31, 2007, interest expense on advances from a director was $1,000 (2006 - $4,000).

During the year ended December 31, 2007, the Company received and repaid advances from a director and officer in the amount of $89,000.  During the year ended December 31, 2006, the Company repaid advances from related parties totaling $137,000.   The Company also paid $15,000 in advisory fees to a director in connection with the sale of ADB Systemer (See Note 4).

Northcore Technologies Inc.       2007 Annual Report      36

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

8.      NOTES PAYABLE AND DEMAND LOANS

The Series H secured subordinated notes with a principal balance of $170,000 matured on October 21, 2007 (See Note 9 (d)).  The Company entered into an agreement with the debt holders in December 2007 to repay the accrued interest of $60,000 in cash in January 2008 and the principal of $170,000 over a two year term at an interest rate of 11 percent, in blended interest and principal quarterly payments of $24,000.  The total amount to be repaid is $230,000 ($145,000 representing current portion of notes payable including the accrued interest of $60,000, and $85,000 representing long term portion of notes payable).  The notes payable were issued to private investors including an amount totaling $20,000 issued to a director/officer of the Company.  The notes payable mature on December 31, 2009 and are secured as per the Series H security terms (See Note 9 (d)).

Subsequent to the year ended December 31, 2007, the Company entered into an agreement with the remaining Series G debt holders to repay the accrued interest of $113,000 and the principal of $240,000 over a two year term at an interest rate of 12 percent in blended interest and principal quarterly payments of $40,000.  The total refinanced amount is $353,000 ($233,000 representing current portion of notes payable including the accrued interest of $113,000, and $120,000 representing long term portion of notes payable).  The notes payable mature on December 31, 2009 and are secured as per the Series G security terms (See Note 9 (e)).  The classification of this obligation at December 31, 2007 has been reflected based on these terms.

During the quarter ended June 30, 2007, the Company received operating loans from a private investor in the amount of $280,000.  During the quarter ended September 30, 2007, the Company received an additional $60,000 of operating loans from this investor.  The loans bore interest at 8 percent, were due on demand and were secured by a general security agreement on the assets of the Company.  The loans were settled during the quarter ended September 30, 2007 through the issuance of common shares as part of the rights offering (See Note 11 (e)).

9.      SECURED SUBORDINATED NOTES

a)
During the year ended December 31, 2007, the Company issued Series K secured subordinated notes with a face value of $1,360,000.  The Series K notes were issued to private investors including an amount totaling $60,000 issued to two directors/officers of the Company.  The Series K notes mature June 15, 2009, have an annual interest rate of 11 percent and are convertible into common shares of the Company at a price of $0.12 per common share.  Interest on the Series K notes is payable in common shares upon the earlier of quarter end, maturity or conversion of the notes.  At any time after the closing, the Series K notes, including any accrued interest thereon, will be automatically converted into common shares at the Conversion Price when the volume weighted average trading price of the common shares through its principal trading market for a 10 consecutive trading day period is $0.30 or more.  The Series K notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series K secured subordinated notes.  The Company determined the fair value of the liability component of the Series K notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series K notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the shares were $744,000 and $616,000, respectively.  The liability component will be accreted to $1,360,000 over the term of the Series K notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

b)
During the year ended December 31, 2006, the Company issued Series J secured subordinated notes with a face value of $755,000.  The Series J notes were issued to private investors including an amount totaling $105,000 issued to three directors/officers of the Company. The Series J notes mature February 8, 2011, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit.  Interest for the first year is payable in shares of the Company with the provision that the total number of shares issued as interest payment cannot exceed 6,529,959 shares.  Interest payable for the remaining term of the notes is payable in cash upon the earlier of maturity and conversion.   Each equity unit consisted of one common share and one share-purchase warrant with an exercise price of $0.20 per warrant.  The warrants expire on the earlier of (i) February 8, 2009 and (ii) the date which is sixty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares, on the Toronto Stock Exchange, was greater than or equal to $0.35 for any 10 consecutive trading days.  The afore-mentioned conversion provisions are subject to a four month and one day holding period.  The Series J notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

Northcore Technologies Inc.       2007 Annual Report      37

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

As required by Canadian GAAP, the Company separated the liability and equity components of the Series J secured subordinated notes.  The Company determined the fair value of the liability component of the Series J notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series J notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $202,000, $353,000 and $200,000, respectively.  The liability component will be accreted to $755,000 over the term of the Series J notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

During 2006, $470,000 (face value) of the Series J notes (book value of $156,000) were converted into 3,133,000 equity units represented by 3,133,000 common shares valued at $220,000 and 3,133,000 warrants valued at $125,000 (See table below).

c)
During the year ended December 31, 2005, the Company issued Series I secured subordinated notes with a face value of $1,200,000.  The Series I notes were issued to private investors including an amount totaling $110,000 issued to four directors/officers of the Company. The Series I notes mature September 12, 2010, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit.  Interest for the first year is payable in shares with the provision that the total number of shares issued as interest payment cannot exceed 974,000 shares.  Any of the first year interest not paid through the issuance of shares will be paid in cash.  Interest payable for the remaining term of the notes is payable in cash upon the earlier of maturity and conversion.   Each equity unit consisted of one common share and one share-purchase warrant with an exercise price of $0.20.  The warrants expire on September 12, 2010.  The Series I notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series I secured subordinated notes.  The Company determined the fair value of the liability component of the Series I notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series I notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $280,000, $472,000 and $448,000, respectively.  The liability component will be accreted to $1,200,000 over the term of the Series I notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Financing costs in the amount of $137,000 were incurred in the issuance of the Series I notes.  A portion of these financing costs, in the amount of $32,000 attributed to the liability component of the notes was allocated to deferred charges.  The remaining financing costs of $105,000 attributed to the equity portions of the notes were recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

In addition to the financing costs described above, the Company issued to the financing agent, PowerOne Capital Markets Limited (“PowerOne”), an option to purchase up to 747,000 equity units at a purchase price of $0.15 per unit.  The option expires on September 12, 2010.  Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20.  The share-purchase warrants expire on September 12, 2010.  Using the Cox-Rubinstein binomial valuation model, the Company has determined the fair value of these equity units to be $193,000 and included this amount in other options.  The portion of the fair value of this option, in the amount of $45,000, attributable to the liability component of the notes was allocated to deferred charges.  The remaining portion, in the amount of $148,000, attributable to the equity components of the notes was recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

Northcore Technologies Inc.       2007 Annual Report      38

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

During 2006, $900,000 (face value) of the Series I notes (book value of $291,000) were converted into 6,000,000 equity units represented by 6,000,000 common shares valued at $257,000 and 6,000,000 warrants valued at $243,000 (See table below).

d)
During the year ended December 31, 2004, the Company issued Series H secured subordinated notes with a face value of $520,000.  The Series H notes were issued to private investors including an amount totaling $270,000 issued to three directors/officers of the Company.  The Series H notes matured October 21, 2007, had an annual rate of interest of 11 percent payable upon the earlier of maturity and conversion and were convertible into equity units at a price of $0.20 per unit.  Each equity unit consisted of one common share and one half of a share-purchase warrant with an exercise price of $0.40 per warrant.  The share-purchase warrants expire on October 21, 2008.  The Series H secured subordinated notes were to automatically convert into units when the share price of the Company closes at or above $0.45 for 10 consecutive trading days during the term.  Holders could convert the notes into units at anytime following a four-month hold period.  If the holder did not convert and no automatic conversion takes place, the Company must repay the principal amount in cash.  In order to obtain the required approvals to issue the Series H notes, the Company retroactively increased the interest rate on the Series G notes from an annual rate of 7 percent to an annual rate of 11 percent. The Series H notes were secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series H secured subordinated notes.  The Company determined the fair value of the liability component of the Series H notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series H notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $282,000, $184,000 and $54,000, respectively.  The liability component was accreted to $520,000 over the term of the Series H notes through the recording of a non-cash interest expense until such date at which the underlying notes were converted into common shares.

Financing costs in the amount of $43,000 were incurred in the issuance of the Series H notes.  Included in the financing costs was the incremental interest expense associated with the retroactive increase of the interest rate on the Series G notes.  A portion of these financing costs, in the amount of $23,000 attributed to the liability component of the notes was allocated to deferred charges.  The remaining financing costs of $20,000 attributed to the equity portions of the notes were recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

During 2005, $350,000 (face value) of the Series H notes (book value of $226,000) were converted into 1,750,000 equity units represented by 1,750,000 common shares valued at $113,000 and 875,000 warrants valued at $33,000.

During 2007, the remaining $170,000 (face value) balance of the Series H notes (book value $170,000) matured and was refinanced (See Note 8).  Accordingly, 850,000 equity units represented by 850,000 common shares valued at $55,000 and 425,000 warrants valued at $17,000 were canceled (See table below).

Northcore Technologies Inc.       2007 Annual Report      39

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

e)
During the year ended December 31, 2004, the Company issued Series G secured subordinated notes with a face value of $1,710,000.  The Series G notes were issued to private investors including an amount totaling $170,000 issued to three directors/officers of the Company. The Series G notes matured June 15, 2007, had an annual rate of interest of 7 percent payable upon the earlier of maturity and conversion and were convertible into equity units at a price of $0.31 per unit.  Each equity unit consisted of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The share-purchase warrants expire on June 15, 2008.  The Series G secured subordinated notes will automatically convert into units when the volume-weighted average share price of the Company closes above $0.70 for 20 consecutive trading days during the term.  Holders could convert the notes into units at anytime following a four-month hold period.  If the holder did not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. The Series G notes were secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series G secured subordinated notes.  The Company determined the fair value of the liability component of the Series G notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series G notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $959,000, $539,000 and $212,000, respectively.  The liability component was accreted to $1,710,000 over the term of the Series G notes through the recording of a non-cash interest expense until such date at which the underlying notes were converted into common shares.

Financing costs in the amount of $230,000 were incurred in the issuance of the Series G notes.  A portion of these financing costs, in the amount of $129,000 attributed to the liability component of the notes was allocated to deferred charges.  The remaining financing costs of $101,000 attributed to the equity portions of the notes were recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

In addition to the financing costs described above, the Company issued to First Associates Investment Inc. (“First Associates”) an option to purchase up to 485,000 equity units at a purchase price of $0.31 per unit.  The option expired on June 15, 2006.  Each equity unit consisted of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The share-purchase warrants expire on June 15, 2008.  Using the Cox-Rubinstein binomial valuation model, the Company determined the fair value of these equity units to be $59,000.  The portion of the fair value of these options, in the amount of $33,000, attributable to the liability component of the notes was allocated to deferred charges.  The remaining portion, in the amount of $26,000, attributable to the equity components of the notes was recorded as an increase to shareholders’ deficiency.

Subsequent to the issuance of the Series G notes, the interest rate payable on the notes was retroactively increased to 11 percent.  The increase in the interest rate was a condition of the issuance of the Series H notes (See (d) above).

During 2006, $60,000 (face value) of the Series G notes (book value of $51,000) was repaid. Accordingly, 194,000 equity units represented by 194,000 common shares valued at $16,000 and 96,000 warrants valued at $6,000 were canceled (See table below).

During 2007, $50,000 (face value) of the Series G notes (book value of $47,000) were converted into 162,000 equity units represented by 162,000 common shares valued at $13,000 and 81,000 warrants valued at $5,000 (See table below).

During 2007, the remaining $1,600,000 (face value) balance of the Series G notes (book value $1,600,000) matured.  Accordingly, 5,161,000 equity units represented by 5,161,000 common shares valued at $419,000 and 2,580,000 warrants valued at $165,000 were canceled (See table below).

Northcore Technologies Inc.       2007 Annual Report      40

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

In connection with the refinancing of the maturing Series G notes, the Company completed a private placement issuance of the new Series K secured subordinated notes with a face amount of $1,360,000 (See (a) above), to existing holders of $1,360,000 of the Series G secured subordinated notes.  Subsequent to year-end, the Company refinanced the balance of $240,000 Series G notes through the issuance of notes payable (See Note 8).

In addition, on June 15, 2007, the Company completed a private placement issuance of 2,992,000 common shares, at $0.15 per share common share, to holders of $1,360,000 of the Series G secured subordinated notes, in payment of the related accrued interest on $1,360,000 of the Series G secured subordinated notes of $449,000 (See Note 11 (d)).

f)
During the year ended December 31, 2003, the Company issued Series E secured subordinated notes with a face value of $1,000,000.  The Series E notes had an annual rate of interest of 11 percent that was paid quarterly in arrears, matured August 19, 2006 and were convertible into equity units at a price of $0.35 per unit.  Each equity unit consisted of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The Series E secured subordinated notes would have automatically converted into units when the share price of the Company closed above $0.70 for five consecutive trading days during the term.  Note holders could convert into units at anytime following a four-month hold period.  If the holder did not convert and no automatic conversion took place, the Company would have the principal amount to the holders of the Series E secured subordinated notes in cash.  As part of this private placement, the Company issued 30,000 common share-purchase warrants to an associate of Stonestreet Limited Partnership (“Stonestreet”) in consideration for professional fees.  Each such warrant entitled the holder to purchase one common share of the Company for $0.50 at any time up to and including August 18, 2006.  The Series E notes were secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series E secured subordinated notes.  The Company determined the fair value of the debt component of the Series E notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing.  The Company determined the fair value of the conversion feature at the issue date of the Series E notes using the Cox-Rubinstein binomial valuation model.  The resulting pro rata fair value of the liability component of the secured subordinated notes and the conversion features of the units, comprised of shares and attached warrants, was $596,000, $296,000 and $108,000, respectively.  The liability component was to be accreted to $1,000,000 over the term of the Series E notes through the recording of non-cash interest expense until such date at which the underlying notes are converted into common shares.

The Series E notes were issued to private investors including an amount totaling $100,000 issued to three directors/officers of the Company.  Costs in the amount of $6,000 associated with the issuance of the Series E secured subordinated notes were recorded as a reduction of the equity component of these notes.

During 2006, the remaining $375,000 (face value) balance of the Series E notes (book value of $375,000) was repaid. Accordingly, 1,072,000 equity units represented by 1,072,000 common shares valued at $110,000 and 536,000 warrants valued at $40,000 were canceled (See table below).

g)
During the year ended December 31, 2007, the Company recorded cash interest expense aggregating $272,000 (2006 - $345,000, 2005 - $312,000) and interest accretion of $333,000 (2006 - $454,000, 2005 - $405,000).

h)	As at December 31, 2007, accrued liabilities include $109,000 (2006 - $574,000) of unpaid interest payable relating to the secured subordinated notes.

Northcore Technologies Inc.       2007 Annual Report      41

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

i)	Accrued liabilities include accrued interest payable to related parties as follows:

	2007	2006
	(in thousands)
Series G	$-	$31
Series H	-	5
Series I	16	16
Series J	10	10
Series K	2	-
Total	$28	$62

j) Interest payments relating to the secured subordinated notes totaling $60,000 and $3,000, were made to related parties during the years ended December 31, 2007 and December 31, 2006, respectively.

k) The following summarizes the face and fair values of the liability and equity components of the secured subordinated notes.

Secured Subordinated Notes	2007		2006
	Face Value	Carrying Value	Face Value	Carrying Value
	(in thousands)
Opening balance	$2,405	$1,926	$3,455	$2,143
Change in accounting policy (Note 3)	-	(111)	-	-
Issuance of notes:
Series K (Note 9 (a))	1,360	744	-	-
Series J (Note 9 (b))	-	-	755	202
Accreted (non-cash) interest	-	333	-	454
Conversion of notes:
Series G (Note 9 (e))	(50)	(47)	-	-
Series J (Note 9 (b))	-	-	(470)	(156)
Series I (Note 9 (c))	-	-	(900)	(291)
Maturity of notes:
Series H (Note 9 (d))	(170)	(170)	-	-
Series G (Note 9 (e))	(1,600)	(1,600)	-	-
Repayment of notes:
Series G (Note 9 (e))	-	-	(60)	(51)
Series E (Note 9 (f))	-	-	(375)	(375)
Closing balance	$1,945	$1,075	$2,405	$1,926

Current portion of notes	$-	$-	$1,820	$1,682
Long term portion of notes	1,945	1,075	585	244
Closing balance	$1,945	$1,075	$2,405	$1,926

Northcore Technologies Inc.       2007 Annual Report      42

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

Conversion Features on Secured Subordinated Notes Including Conversion of Attached Warrants	2007		2006
	Common Shares Issuable	Carrying Value	Common Shares Issuable	Carrying Value
	(in thousands of shares and dollars)
Opening balance	17,059	$1,049	27,156	$1,513
Issuance of notes:
Series K (Note 9 (a))	11,333	616	-	-
Series J (Note 9 (b))	-	-	10,067	553
Conversion of notes:
Series G (Note 9 (e))	(243)	(18)	-	-
Series J (Note 9 (b))	-	-	(6,266)	(345)
Series I (Note 9 (c))	-	-	(12,000)	(500)
Maturity of notes:
Series H (Note 9 (d))	(1,275)	(72)	-	-
Series G (Note 9 (e))	(7,741)	(584)	-	-
Repayment of notes:
Series G (Note 9 (e))	-	-	(290)	(22)
Series E (Note 9 (f))	-	-	(1,608)	(150)
Closing balance	19,133	$991	17,059	$1,049

10.   INCOME TAXES

The Company accounts for income taxes under the asset and liability method.  Under the asset and liability method, a future tax asset is recorded based upon tax losses carried forward and differences in tax and accounting values in the Company’s assets and liabilities.  The tax asset is reduced by a valuation allowance to the extent that it is more likely than not that the asset would not be realized.  The valuation allowance is reviewed and adjusted as appropriate for each reporting period.  At December 31, 2007 and 2006, the Company established the valuation allowance at 100 percent of the future tax asset.

	2007	2006
	(in thousands)
FUTURE TAX ASSET
Tax losses carried forward	$6,800	$5,881
Difference in tax and accounting valuations for capital assets and investments	89	142
	6,889	6,023
Valuation allowance	(6,889)	(6,023)
Future tax asset	$-	$-
PROVISION FOR INCOME TAXES
Income taxes at statutory rate	$(786)	$(942)
Foreign income affected at higher rates	(21)	(14)
Change in enacted rates	1,241	271
Non-taxable income on inter-company debt forgiveness	(2,385)
Non-deductible portion of capital loss	1,024	-
Stock-based compensation not deductible for tax	28	45
Other, net	33	38
	(866)	(602)
Change to valuation allowance	866	602
Provision for income taxes	$-	$-

Northcore Technologies Inc.       2007 Annual Report      43

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

The provision for income taxes differs from the amount computed by applying the combined Canadian Federal and Provincial statutory income tax rate of 34 percent (2006 - 34 percent) to the loss from continuing operations before income taxes.  The sources and tax effects of the differences are indicated above.

Tax loss carry-forwards at December 31, 2007 expire as follows:

Year	Amount
(in thousands)
2009	$1,408
2010	3,782
2014	3,047
2015	3,351
2026	2,794
2027	2,188
Tax loss carry-forwards that do not expire	14,993
$31,563

The Company has net operating loss carry-forwards of $16,570,000 that expires in years 2009 through 2027, and indefinite loss carry-forwards of $14,993,000 of which $5,391,000 relate to Ireland.  Also included in the indefinite loss carry-forwards are net capital losses of $4,494,000 from continuing Canadian operations and $5,108,000 from discontinued operations which are available to reduce future year’s capital gains.

11.   SHARE CAPITAL

a)	Authorized

Unlimited number of common shares
Unlimited number of preference shares - issuable in series

b)     Outstanding Common Shares

	2007		2006		2005
	Number	Amount	Number	Amount	Number	Amount
	(in thousands of shares and dollars)
Opening balance	83,742	$101,867	74,120	$100,859	69,870	$100,052
Shares issued pursuant to:
Private placement (Note 11 (c))	-	-	-	-	2,500	468
Conversion of debentures (Note 9)	162	59	9,133	924	1,750	339
Payment of interest (Note 11 (d))	3,755	557	489	84	-	-
Rights offering (Note 11 (e))	20,628	2,012	-	-	-	-
Closing balance	108,287	$104,495	83,742	$101,867	74,120	$100,859

In addition to the above, the conversion of the remaining secured subordinated notes would result in the issuance of nil (2006 - 5,323,000) common shares for Series G notes, nil (2006 - 850,000) common shares for Series H notes, 2,000,000 (2006 - 2,000,000) common shares for Series I notes, 1,900,000 (2006 - 1,900,000) common shares for Series J notes and 11,333,000 (2006 - nil) common shares for Series K notes.

c)	Private Placement

During the year ended December 31, 2005, the Company completed a transaction resulting in the issuance of 2,500,000 common shares at a price of $0.23 per share and 1,250,000 share-purchase warrants, each exercisable into one common share at a price of $0.40 per warrant, for gross proceeds of $575,000 and net proceeds of $570,000.  Net proceeds of $444,000 were allocated to the common shares and the balance of $126,000 to warrants.  The warrants expire on February 23, 2009.

Northcore Technologies Inc.       2007 Annual Report      44

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

During the year ended December 31, 2005, a reduction to the financing costs related to a private share placement in December 2004, resulted in a $24,000 increase to the amount of share capital.

d)	Payment of Interest

During the year ended December 31, 2007, upon maturity of Series G notes, accrued interest in the amount of $449,000 was settled through the issuance of 2,992,000 common shares based on a fair value of $0.15 per share.

During the year ended December 31, 2007, accrued interest in the amount of $108,000 relating to Series I, J and K was settled through the issuance of 763,000 common shares based on a fair value of $0.15 per share.

During the year ended December 31, 2006, upon conversion of Series I notes, accrued interest in the amount of $60,000 was settled through the issuance of 361,000 common shares based on a fair value of $0.16 per share.

During the year ended December 31, 2006, upon conversion of Series J notes, accrued interest in the amount of $24,000 was settled through the issuance of 128,000 common shares based on a fair value of $0.19 per share.

e)	Rights Offering

On July 23, 2007, the Company offered eligible shareholders as of the record date of July 30, 2007, approximately 86,896,000 rights to subscribe for up to approximately 21,724,000 additional common shares in the Company.  Each eligible holder received one right for every common share held in the Company.  Four rights entitled the holder to purchase one common share in the Company, priced at $0.08 each.  Shareholders who exercised all of their rights were also entitled to acquire supplemental shares under the provisions of the additional subscription privilege.  Each shareholder with an address of record in the provinces or territories of Canada was eligible for the rights offering.  The rights offering closed on August 22, 2007.

In connection with the rights offering, the Company recorded a distribution to its shareholders of $449,000 which was valued using the Cox-Rubinstein binomial valuation model with the following assumptions: volatility of 62 percent, a risk free interest rate of 4.65 percent, a maturity of 23 days and a dividend yield of nil.

The distribution was recorded as a reduction to contributed surplus.  Upon issuance of the common shares under the rights offering, the value of the exercised rights of $427,000 was recorded as part of the common shares issued and the balance of $22,000 was recorded in contributed surplus.

As a result of the rights offering, the Company raised net proceeds of $1,245,000 and settled demand loans of $340,000 through the issuance of 20,628,302 common shares, each priced at $0.08 per share.

Northcore Technologies Inc.       2007 Annual Report      45

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

f)	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share.

	2007	2006	2005
	(in thousands, except per share amounts)
Numerator:
Loss from continuing operations	$(2,312)	$(2,770)	$(3,493)
Income (loss) from discontinued operations (Note 4)	-	2,122	(8)
Net loss for the year	$(2,312)	$(648)	$(3,501)
Denominator:
Weighted average number of shares outstanding, basic and diluted	93,094	79,933	72,904

Loss per share from continuing operations, basic and diluted	$(0.02)	$(0.03)	$(0.05)
Net loss per share, basic and diluted	$(0.02)	$(0.01)	$(0.05)

       For each fiscal year, the Company excluded the effect of all convertible debt, stock options and share-purchase warrants, as their impact would have been anti-dilutive.

12.   CONTRIBUTED SURPLUS

a)	The following table summarizes the transactions within contributed surplus.

	2007	2006
	(in thousands)
Opening balance	$1,819	$1,555
Allocation of recorded value of expired warrants (Note 12 (b))	52	67
Rights offering (Note 11 (e))	(427)	-
Repayment of secured subordinated notes (Note 12 (c))	655	170
Allocation of recorded value of expired options (Note 12 (d))	-	78
Allocation of unamortized deferred charges upon conversion of secured subordinated notes (Note 12 (e))	-	(51)
Closing balance	$2,099	$1,819

b)	During the year ended December 31, 2007, recorded value of $52,000 (2006 - $67,000) related to expired warrants was allocated from warrants to contributed surplus (See Note 13 (b)).

c)
During the year ended December 31, 2007, recorded value of $655,000 (2006 - $170,000) related to the maturity of secured subordinated notes was allocated from conversion features on secured subordinated notes to contributed surplus (See Note 9).

d)	During the year ended December 31, 2006, recorded value of $78,000 related to expired options was allocated from options to contributed surplus (See Note 15).

e)
During the year ended December 31, 2006, conversion of the Series I secured subordinated notes resulted in the reduction of contributed surplus by $51,000 due to the allocation of unamortized deferred charges (See Note 6 (c)).

Northcore Technologies Inc.       2007 Annual Report      46

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

13.	WARRANTS

a)	The following table summarizes the transactions within warrants.

	2007		2006
	Number	Amount	Number	Amount
	(in thousands of warrants and dollars)
Opening balance	17,064	$580	8,854	$278
Warrants issued pursuant to:
Conversion of debentures (Note 9)	81	5	9,133	369
Warrants expired (Note 13 (b))	(806)	(52)	(923)	(67)
Closing balance	16,339	$533	17,064	$580

In addition to the above, the conversion of the remaining secured subordinated notes would result in the issuance of nil (2006 - 2,661,000) common share-purchase warrants for Series G notes, nil (2006 - 425,000) common share-purchase warrants for Series H notes, 2,000,000 (2006 - 2,000,000) common share-purchase warrants for Series I notes and 1,900,000 (2006 - 1,900,000) common share-purchase warrants for Series J notes.

b)
During the year ended December 31, 2004, the Company issued 806,000 common share-purchase warrants with an exercise price of $0.50 and an expiry date of May 19, 2007 as a result of the conversion of the Series F secured subordinated notes.  These warrants expired unexercised on May 19, 2007 and were accordingly canceled.

During the year ended December 31, 2004, the Company issued 893,000 common share-purchase warrants with an exercise price of $0.50 and an expiry date of August 19, 2006 in connection with the issuance of Series E notes.  These warrants expired unexercised on August 19, 2006 and were accordingly cancelled.

During the year ended December 31, 2003, the Company issued 30,000 common share-purchase warrants, with an exercise price of $0.50 per warrant, in consideration for professional fees related to the issuance of Series E notes.  These warrants expired unexercised on August 19, 2006 and were accordingly cancelled.

14.	STOCK OPTIONS

a)	Stock options are comprised of the following components:

	2007		2006
	Number	Amount	Number	Amount
	(in thousands of options and dollars)
Employees (Note 14 (b))	3,532	$1,230	2,220	$1,136
Non-employees	-	116	-	116
Total	3,532	$1,346	2,220	$1,252

b)	Employee Stock Options

The Company has a stock option plan which provides for the issuance of stock options to employees, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. A total of 5,350,000 options has been authorized by the Company’s shareholders for issuance under the stock option plan.

Northcore Technologies Inc.       2007 Annual Report      47

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

The aggregate exercise price for employee options outstanding at December 31, 2007 was approximately $549,000 (2006 - $392,000).  The Management Resources and Compensation Committee of the Board of Directors reserves the right to determine the vesting periods to stock options granted.  The options expire between 2008 and 2012.

A summary of changes in the employee stock option plan for the two years ended December 31, 2007 is as follows:

	2007	2006	2007	2006
	Number of Options (in thousands)		Weighted Average Exercise Price
Opening balance	2,220	2,997	$0.18	$0.23
Granted	1,350	550	0.12	0.15
Cancelled	(38)	(1,327)	0.14	0.28
Closing balance	3,532	2,220	$0.16	$0.18
Exercisable, end of year	2,921	1,827	$0.16	$0.18

On July 11, 2007, the Company granted 1,350,000 stock options to employees, officers and directors.  The options have an exercise price of $0.12 and expire on July 11, 2012.  Of these options, 600,000 options vested immediately with the remaining 750,000 to vest quarterly over a six quarter period commencing with the quarter ended September 30, 2007.

On August 4, 2006, the Company granted 500,000 stock options to employees, officers and directors.  The options have an exercise price of $0.15 and expire on August 4, 2011.  The options are comprised of two categories: non-performance based options and performance based options.  The non-performance based options account for 460,000 of the options granted. These options vest quarterly over a six-quarter period commencing with the quarter ended September 30, 2006.  The remaining 40,000 performance-based options were granted to certain Company officers and will vest upon the achievement of specific Company performance objectives.  None of the performance-based options have vested as at December 31, 2007.

On June 21, 2006, the Company granted 50,000 stock options to certain employees of the Company.  The options have an exercise price of $0.15 and expire on June 21, 2011.  These options vest quarterly over a four-quarter period commencing with the quarter ended June 30, 2006.

On December 22, 2005, the Company granted 1,000,000 stock options to certain employees, officers and directors of the Company.  The options have an exercise price of $0.16 and expire on December 22, 2008.  The options are comprised of two categories: non-performance based options and performance based options.  The non-performance based options account for 500,000 of the options granted. Of these options, 400,000 vest quarterly over a four-quarter period and 100,000 were cancelled in the quarter ended March 31, 2006.  The remaining 500,000 performance-based options were granted to an officer and director of the Company and will vest upon the achievement of specific Company performance objectives.  All of these performance-based options have vested as at December 31, 2007.

On November 15, 2005, the Company granted 75,000 stock options to directors of the Company.  The options have an exercise price of $0.17 and expire on November 15, 2008.  The options vested on the date of grant.

On January 25, 2005, the Company granted 1,500,000 stock options to employees, officers and directors.  The options have an exercise price of $0.22 and expire on January 25, 2010.  The options are comprised of two categories: non-performance based options and performance based options.  The non-performance based options account for 1,361,000 of the options granted.  These options vest quarterly over a six-quarter period commencing with the quarter ended March 31, 2005.  The remaining 139,000 performance-based options were granted to certain Company officers and will vest upon the achievement of specific Company performance objectives.  None of these performance-based options have vested as at December 31, 2007.

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Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

A summary of the status of the Company’s outstanding options at December 31, 2007 is as follows:

Exercise Prices	Number of Options Outstanding (in thousands)	Remaining Contractual Life in Years	Number of Options Exercisable (in thousands)
$ 0.12	1,342	4.5	847
$ 0.15	520	3.6	480
$ 0.16	900	3.0	900
$ 0.17	75	0.9	75
$ 0.22	695	2.1	619
	3,532		2,921

The Company determined the fair value of employee stock option grants using the Cox-Rubinstein binomial valuation model with the following assumptions on a weighted average basis:

	2007	2006	2005
Dividend yield	-	-	-
Risk free interest rate	4.61%	4.21%	3.86%
Volatility	82.82%	87.27%	86.66%
Expected term, in years	5	5	4.07

The Company records compensation expense for stock options granted to employees and directors based on the fair value method of accounting.  For the year ended December 31, 2007, the employee stock option expense was $94,000 (2006 - $137,000, 2005 - $105,000).  The weighted average grant date fair values of the options issued during the year was $0.08 (2006 - $0.11, 2005 - $0.16)

15.	OTHER OPTIONS

During the year ended December 31, 2005, the Company issued 747,000 compensation options with a fair value of $193,000 relating to the issuance of Series I secured subordinated notes (See Note 9 (c)).  The options entitle the holder to purchase an equity unit at a purchase price of $0.15 per unit.  The options expire on September 12, 2010.  Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20.  The share-purchase warrants expire on September 12, 2010.

During the year ended December 31, 2004, the Company issued 485,000 compensation options with a fair value of $59,000 relating to the issuance of Series G secured subordinated notes (See Note 9 (e)).  The options entitle the holder to purchase an equity unit at a purchase price of $0.31 per unit. The options expired unexercised on June 15, 2006.  Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50.  The share-purchase warrants expire on June 15, 2008.

Also during the year ended December 31, 2004, the Company issued 150,000 compensation options with a fair value of $19,000 relating to a private equity placement (See Note 11 (c)).  The options entitle the holder to purchase an equity unit at a purchase price of $0.20 per unit.  The options expired unexercised on December 6, 2006.  Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.35.  The share-purchase warrants expire on December 6, 2008.

Northcore Technologies Inc.       2007 Annual Report      49

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

16.	FINANCIAL INSTRUMENTS

Foreign Exchange Risk
The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in various currencies including the Canadian dollar, U.S. dollar, UK pound, and EURO.  Correspondingly, operating expenses related to these activities are transacted in the above-denoted currencies.  The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations.  During the year ended December 31, 2007, the Company incurred foreign exchange losses in the amount of $13,000 (2006 - $8,000, 2005 - $11,000), which is recorded in general and administrative expenses.

Interest Rate Risk
The Company has limited exposure to fluctuations in interest rates.  The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Credit Risk
Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

In 2007, two customers accounted for 69 percent and 10 percent, respectively, (2006 - three customers accounted for 34 percent, 18 percent and 12 percent, respectively, 2005 - two customers accounted for 31 percent and 29 percent, respectively) of total revenues from continuing operations.  At December 31, 2007, three customers accounted for 52 percent, 24 percent and 11 percent, respectively, of total accounts receivable.  At December 31, 2006, two customers accounted for 64 percent and 17 percent, respectively, of total accounts receivable.

Fair Value
The fair value of monetary assets and liabilities approximates amounts at which they would be exchanged between knowledgeable and unrelated persons.  The amounts recorded in the consolidated financial statements approximate fair value, with the exception of the secured subordinated series I, J and K notes as it is not practical to determine the fair value of the notes as at December 31, 2007, considering that they are not publicly traded.

17.   COMMITMENTS AND CONTINGENCIES

(a)	Minimum payments under operating leases are as follows:

Year	Amount (in thousands)
2008	$160
2009	128

(b)
The Company entered into a licensing agreement with NCR Corporation on April 29th, 2002.  The agreement provides the Company with access to specific technology patents over a seven year period for a minimum of US $100,000 annually up to a cumulative maximum of US $5,000,000.

Northcore Technologies Inc.       2007 Annual Report      50

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

18.         SUPPLEMENTAL CASH FLOWS INFORMATION

The following table sets forth the changes in non-cash operating working capital items resulting from the inflow (outflow) of cash in the year.

	2007	2006	2005
	(in thousands)
Accounts receivable	$35	$130	$250
Deposits and prepaid expenses	25	52	70
Accounts payable	(26)	(320)	380
Accrued liabilities	257	211	112
Deferred revenue	(16)	(23)	15
	$275	$50	$827

The following table summarizes the non-cash financing activities of the Company.

	2007	2006	2005
	(in thousands)
Issuance of common shares in settlement of interest payments (Note 11 (d))	$557	$84	$-
Issuance of common shares in settlement of demand loans (Note 8)	340	-	-
Reduction in debt from conversion of secured subordinated notes (Note 9 (k))	(46)	(447)	(226)
Reduction in conversion feature from conversion of secured subordinated notes (Note 9 (k))	(18)	(845)	(146)
Issuance of common shares in settlement of accounts payable (Note 11 (c))	-	-	24
Issuance of compensation options relating to issuance of secured subordinated notes (Note 15)	-	-	(193)

19.	OTHER INCOME

The Company ceased its on-line retail activities in October 2000; however, during 2005, the Company received non-recurring proceeds of $42,000 related to on-line retail activities that had been carried out prior to October 2000.

20.   INVESTMENT IN JOINTLY CONTROLLED COMPANY

On September 23, 2003 the Company established a joint venture with the General Electric Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”), with each entity holding a 50 percent interest in the joint venture.  The joint venture operates under the name of GE Asset Manager, LLC.  The joint business venture develops and markets asset management technology to customers in a broad range of industries.  Upon the establishment of this joint venture, 1,000,000 share-purchase warrants issued by Northcore to GE vested.  The fair value of these warrants of $188,000, calculated at the vesting date, was reflected on the consolidated balance sheets as an acquired agreement.  This acquired agreement was fully amortized as of December 2004.

The consolidated financial statements of the Company reflect the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting.  The effect of proportionate consolidation of the joint venture on the Company’s consolidated financial statements is summarized as follows:

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Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

For the years ended December 31,	2007	2006	2005

Consolidated Statements of Operations
Operating revenue	$73	$72	$9
Operating expenses	(3)	(3)	(1)
Net income	$70	$69	$8
Consolidated Balance Sheets
Current assets	$36	$15	$35
Current liabilities	(31)	(35)	(27)
Net investment	$5	$(20)	$8
Consolidated Statements of Cash Flows
Operating activities	$69	$77	$35
Financing activities	(48)	(97)	-
Net cash inflow (outflow)	$21	$(20)	$35

21.  CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles as applied in Canada, which conform in all material respects with generally accepted accounting principles in the United States, except as noted below.

(a) Consolidated Financial Statements

Consolidated Balance Sheets

	2007	2006
	(in thousands)
Cash	$478	$475
Accounts receivable	119	154
Deposits and prepaid expense	38	63
Capital assets	52	80
Deferred charges (Note 21 (b))	44	110
Accounts payable and accrued liabilities	(577)	(1,075)
Deferred revenue	(52)	(68)
Current portion of notes payable	(378)	-
Current portion of secured subordinated notes (Note 21 (b))	-	(1,450)
Notes payable	(205)	-
Secured subordinated notes (Note 21 (b))	(1,556)	(747)
Shareholders’ deficiency (Note 21 (b))	2,037	2,458

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Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

Consolidated Statements of Operations

	2007	2006	2005
	(in thousands, except per share amounts)
Net loss for the year as reported under Canadian GAAP	$(2,312)	$(648)	$(3,501)
Adjustments: Accretion of interest on secured subordinated notes (Note 21 (b))	333	454	405
Amortization of deferred charges relating to secured subordinated notes under Canadian GAAP (Note 21 (b))	-	62	63
Amortization of deferred charges relating to secured subordinated notes under U.S. GAAP (Note 21 (b))	(65)	(350)	(148)
Amortization of beneficial conversion feature (Note 21 (b))	(160)	(698)	(117)
(Income) loss from discontinued operations (Note 4)	-	(2,122)	8
Net loss from continuing operations for the year as reported under U.S. GAAP	$(2,204)	$(3,302)	$(3,290)
Income (loss) from discontinued operations (Note 4)	-	2,122	(8)
Net loss for the year as reported under U.S. GAAP	(2,204)	(1,180)	(3,298)
Other comprehensive loss	-	(90)	(22)
Comprehensive loss as reported under U.S. GAAP	$(2,204)	$(1,270)	$(3,320)
Basic and diluted loss per share from continuing operations	$(0.02)	$(0.04)	$(0.05)
Basic and diluted net loss per share	$(0.02)	$(0.01)	$(0.05)

(b) Financial Instruments with Liability and Equity Elements

Under Canadian GAAP, the secured subordinated notes (See Note 9) are recorded based upon the relative fair values of the liability and equity components of the instruments.  The liability component is accreted to the face value of the subordinated notes over the term to maturity until the underlying notes are converted into common shares.  Under U.S. GAAP, upon issuance, the secured subordinated notes would have been recorded as a liability and reclassified to equity only upon conversion.  No value would have been assigned to the conversion option under U.S. GAAP if no beneficial conversion option exists.  Accordingly, the interest accretion of $333,000 (2006 - $454,000, 2005 - $405,000) that is recorded under Canadian GAAP is reversed under U.S. GAAP.

Additionally, under Canadian GAAP, the financing costs arising from the issuance of the convertible notes are allocated between the liability and equity components of the notes.  The Company had previously deferred financing costs associated with the liability component of the notes and amortized them over the term of the related debt instruments.  Under HB Section 3855, the carrying value of transaction costs at December 31, 2006 of $41,000 was charged to opening deficit on transition on January 1, 2007 (See Note 3).  Under U.S. GAAP, all of the financing costs are deferred and amortized over the term of the underlying debt.  As a result, the 2007 amortization expense under U.S GAAP is $65,000 (2006 - $128,000, 2005 - $125,000) compared to an amortization expense of $nil (2006 - $62,000, 2005 - $63,000) under Canadian GAAP.  In addition, the deferred financing costs are $44,000 at December 31, 2007 (2006 - $110,000) under U.S. GAAP as compared to $nil (2006 - $41,000) under Canadian GAAP.

Furthermore, under Canadian GAAP, conversion of debt results in the allocation of any unamortized deferred financing charges associated with that debt to shareholders’ deficiency.  Under U.S. GAAP, such unamortized financing charges are expensed upon conversion of the associated debt.  Accordingly, under U.S. GAAP, an additional amount of $1,000 (2006 - $222,000, 2005 - $23,000), representing the unamortized financing charges associated with the conversion of the Series G notes (2006 - Series G and I notes, 2005 - Series H notes), is expensed.  The unamortized financing charges under Canadian GAAP, in the amount of $1,000 (2006 - $53,000, 2005 - $12,000), were allocated to contributed surplus upon the conversion of the Series G notes (2006 - Series G and I notes, 2005 - Series H notes).

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Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the subordinated notes, measured on the commitment date, over the amount of the loan proceeds to be allocated to the common shares upon conversion would be allocated to additional paid in capital.  This results in a discount on the subordinated notes that is recognized as additional interest expense over the term of the subordinated notes and any unamortized balance is expensed immediately upon conversion of the subordinated notes.  Accordingly, for U.S. GAAP purposes, the Company has recognized a beneficial conversion feature in the amount of $340,000 relating to the Series K subordinated notes.  In 2006, the Company recognized beneficial conversion features of $220,000 relating to the Series J subordinated notes.  In 2005, the Company recognized beneficial conversion features of $664,000 relating to the Series I subordinated notes.  An interest expense of $160,000 (2006 - $698,000, 2005 - $117,000) results from the amortization of the discount over the term to maturity of those subordinated notes as well as the unamortized discount for those subordinated notes converted during the year.  Canadian GAAP does not require the recognition of any beneficial conversion feature.

(c) Investment in Jointly Controlled Company

Canadian GAAP requires the proportionate consolidation of investments in joint ventures.  Proportionate consolidation is generally not permitted under U.S. GAAP; instead investments in joint ventures are accounted for in accordance with the equity basis of accounting.

Although the application of proportionate consolidation has no impact on the Company’s net loss or shareholders’ deficiency, it does increase the amounts reported for the Company’s current assets, current liabilities, revenue, expenses and cash flow from operations by the amounts disclosed in Note 20 as compared to the amounts that would otherwise be reported under U.S. GAAP.  As allowed under the rules of the Securities and Exchange Commission, this difference has not been reflected in the table of certain consolidated balance sheet items presented above.

(d) Additional Disclosures as Required in Accordance with U.S. GAAP

U.S. GAAP requires the disclosure of the allowance for doubtful accounts.  The accounts receivable balance reported on the consolidated balance sheet at December 31, 2007, includes an allowance for doubtful accounts in the amount of $nil (2006 - $nil).

U.S. GAAP requires the disclosure of accrued liabilities that exceed five percent of current liabilities.  Included in accrued liabilities at December 31, 2007 are accrued interest payable of $109,000 (2006 - $574,000) and accrued audit fees of $98,000 (2006 - $95,000).

U.S. GAAP requires the disclosure of non-cash interest components incurred during the year.  In 2007, the Company incurred $160,000 (2006 - $698,000, 2005 - $117,000) in non-cash interest expense associated with secured subordinated notes.

(e) Impact of New Accounting Pronouncements

In September 2006, the FASB issued SFAS 157, Fair Value Measurements.  This new standard defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements.  This new standard is effective for the Company beginning January 1, 2008.  The Company is currently assessing the impact of this standard.

As discussed in Note 3, the Company adopted certain new financial instrument accounting standards for Canadian GAAP purposes.  These changes in accounting policies were not required to be made for U.S. GAAP purposes.

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Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
(in Canadian dollars)

22.	SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, that is, the design, delivery, hosting and support of software solutions for use by its customers.  The single reportable operating segment derives its revenues from the sale of software licenses and related services.  Sales for each regional segment are based on the location of third party customer.

The Company operates in two reportable geographic segments: 1) North America; and 2) Ireland and the United Kingdom.   The accounting policies of the segments are the same as those described in the significant accounting policies in Note 3.  Substantially all of the Company’s assets are in Canada.  Information about the Company’s geographical net revenues is set forth below:

Net Revenue by Geographic Regions:	2007	2006	2005
	(in thousands)
North America	$1,050	$661	$657
Ireland and U.K.	116	412	628
Revenue from discontinued operations (Note 4)	-	2,399	4,490
	$1,166	$3,472	$5,775

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CORPORATE DIRECTORY

DIRECTORS

T. Christopher Bulger (1), (2), (3)
Chairman of the Board

Duncan Copeland
Chief Executive Officer

David Gelineau (1), (2), (3)
Account Executive, Donna Cona

Jeffrey Lymburner
CEO, Channel Shift LLC

Jim Moskos
Chief Operating Officer

Rick Robertson (1), (2)
Associate Professor of Business
Richard Ivey School of Business,
The University of Western Ontario

OFFICERS

Duncan Copeland
Chief Executive Officer

Jim Moskos
Chief Operating Officer

(1)Member of the Audit Committee
(2)Member of the Management Resources and Compensation Committee
(3)Member of the Corporate Governance Committee

OFFICES

North America
Corporate Headquarters
302 The East Mall, Suite 300
Toronto, Ontario M9B 6C7
1 888 287 7467

Europe
ADB Systems International Limited
52 Broomhill Road, Suite 108
Broomhill Industrial Estate
Tallaght, Dublin 24
+353 1 4310513

ADDITIONAL SHAREHOLDER INFORMATION

Website:
www.northcore.com

Email:
investor-relations@northcore.com

AUDITORS

KPMG LLP
Toronto, Ontario, Canada

SHARES OUTSTANDING

Issued: 108,286,703
December 31, 2007

REGISTRAR & TRANSFER AGENT

Equity Transfer and Trust Company
200 University Avenue, Suite 400
Toronto, ON M5H 4H1
1-866-393-4891

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
    Symbol: NTI
OTC Bulletin Board
 Symbol: NTLNF

© 2007 Northcore Technologies Inc.

Northcore Technologies Inc.       2007 Annual Report      56